FOIA CONFIDENTIAL TREATMENT REQUESTED

3900 Wisconsin Avenue, NW Washington, DC 20016-2892

November 17, 2011

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2010, filed February 24, 2011
Form 10-Q for Quarterly Period ended June 30, 2011, filed August 5, 2011
File No. 001-34140 and File No. 0-50231

Dear Ms. Hayes,

The Federal National Mortgage Association (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2011, relating to the above-referenced filings.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”), which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Fannie Mae” and each page is marked for the record with the identifying numbers and code “FM-001” through “FM-0071.”

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Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated September 30, 2011 regarding the above-referenced filings and have provided the responses below. We have repeated the text of your comments and followed each with our response.

General

1.	Tell us why you have not filed an Item 1.01 Form 8-K reporting your August 2011 purchase of mortgage servicing rights from Bank of America or otherwise disclosed the transaction.

We did not file an Item 1.01 Form 8-K reporting the referenced agreement with Bank of America, N.A. both because the agreement was made in the ordinary course of our business and because it is not material to us. (More information on the terms of the agreement with Bank of America and the business reasons for the transaction are provided in our response to Comment 22 below.)

The agreement with Bank of America is a type of agreement that ordinarily accompanies the kind of business we conduct, and the agreement meets none of the exceptions set forth in Item 601(b)(1)(ii)(A) - (D) of Regulation S-K that would require disclosure of the agreement on a Form 8-K. From time to time, we purchase or transfer the servicing rights associated with the loans we own or guarantee as part of our management of our mortgage credit book of business. As we noted in our annual report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), we have been working to test and implement high-touch protocols for servicing our higher-risk loans. As part of this effort, we have entered into several agreements in the last few years in which we purchased the mortgage servicing rights of some of our loan populations containing higher-risk loans and then retained specialty high-touch servicers to service the loans on our behalf.

In addition, the Bank of America agreement is not material to our business and therefore we believe that information regarding the agreement is not material to an investor. The agreement involves the purchase of mortgage servicing rights on loans we already own or guarantee, and therefore on which we already bear the credit risk. While we anticipate the agreement will result in cost savings to us over the next several years, we are not able to determine the extent of such savings at this time.

Although the Bank of America agreement is not material to our business, we included the following disclosure regarding the agreement on page 71 of our quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “Third Quarter 2011 Form 10-Q”), as the agreement provides an example of the types of actions we have taken recently to improve the servicing of our delinquent loans:

In addition to these new standards, we have taken other steps to improve the servicing of our delinquent loans including: (1) updating our Servicing Guide, which should improve our servicers’ ability to understand and comply with our requirements and allow them to complete workouts earlier in the delinquency process, thereby avoiding foreclosure; (2) implementing our STAR program, a servicer performance management system designed to encourage improvements in customer service and foreclosure prevention outcomes for homeowners by rating servicers on their performance in these areas; and (3) transferring servicing on loan populations that include loans with higher-risk characteristics to special servicers with whom we have worked to develop high-touch protocols for servicing these loans. For example, in the third

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quarter of 2011, we agreed to purchase from Bank of America, N.A. the mortgage servicing rights associated with up to $74 billion in unpaid principal balance of mortgage loans in our single-family guaranty book of business, which represented approximately 11% of our servicing portfolio with Bank of America as of September 30, 2011. We believe retaining special servicers to service these loans using high-touch protocols will reduce our future credit losses on the transferred loan portfolio, while enabling Bank of America to better focus on our remaining portfolio with them.

Form 10-K for the fiscal year ended December 31, 2010

2.	Please revise the cover page in future filings to reference the correct Commission file number 001-34140.

We respectfully advise the Staff that the correct file number is 0-50231. We registered our common stock and other securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 through the filing of a Form 8-A on September 27, 2010 following the delisting of our common stock from the New York Stock Exchange. We are aware that our filings since that Form 8-A continue to be reflected within EDGAR under file number 001-34140. Based on conversations with the financial printer who submits filings on our behalf, we understand the issue to be within EDGAR. On November 3, 2011, we contacted EDGAR Filer Support, who were unable to remedy the issue. Because we are currently in the comment process, EDGAR Filer Support instructed us to work through you to resolve this issue. We are available to discuss this at your convenience.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Pursuing Contractual Remedies, page 16

3.	Please revise future filings to disclose the amount and percentage of repurchase demands that result in repurchases.

We will revise our disclosure in our annual report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) to provide substantially the following disclosure in response to the Staff’s comment:

We requested lenders to repurchase from us or reimburse us for losses associated with loans with an unpaid principal balance of $X billion during 2010 and $X billion during 2011. We expect the number of repurchase requests we make in 2012 to remain high. As of December 31, 2011, lenders repurchased or reimbursed us for losses on approximately X% of the requests we made in 2010 and X% of the requests we made in 2011, as measured by unpaid principal balance.

We will also make conforming revisions to our disclosures regarding mortgage sellers-servicers in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)—Risk Management—Credit Risk Management—Institutional Counterparty Credit Risk Management—Mortgage Seller/Servicers” section of our 2011 Form 10-K.

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Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Home Price Declines, page 20

4.	We note you use an internal price index to calculate an estimate of home price declines and that the method used for the index is different from the S&P/Case-Shiller index. You state the differences in your index are due to the fact that you weight expectations by number of properties in order to reduce the effect higher priced homes have on the overall result and you exclude sales of foreclosed homes because you believe that the forced nature of the sales market is less representative of market values. Also, we note that the prolonged decline in home prices have impacted your provision and allowance for credit losses. Please address the following:

•

Explain why you exclude sales of foreclosed homes in your index considering you hold and sell a large portfolio of foreclosed homes and it was noted by the Federal Reserve Open Market Committee that foreclosed homes will contribute to further declines in home prices. For example, you disclose on page 16 that during 2010 you increased your acquisition of foreclosed single-family properties by 80% and your disposition of foreclosed properties also increased by 51% when compared to 2009.

•

We note from your disclosure on page 95 that your provision for credit losses, level of delinquencies and defaults, and total loss reserves are affected by declines in home prices and that your impairment model for TDRs takes into consideration forward looking assumptions like home price declines, which drives the allowance for individually impaired loans to be greater than the allowance that would be calculated under the collective reserve. Please tell us if you use your internal price index in your determination of mark-to-market LTV ratios, the impairment model for TDRs and other individually impaired loans, the collective reserve, and your valuation of mortgage securities. If so, tell us whether there would be a material difference in your allowance and provision for credit losses if you used the Case-Shiller index, or some other index that incorporated foreclosure sales into the valuation.

A home price index plays an important role in both of the key aspects of impairment and valuation modeling – estimating the probability that a borrower will default (i.e., “probability of default”) and estimating our loss upon confirmation of default (i.e., “loss given default”). Our processes for estimating these two key aspects of impairment and valuation appropriately make different use of foreclosure sale price information. This is because the borrower decision to default on the loan (i.e., “default decision”) that we estimate is influenced by the borrower’s perception of the value of the home relative to the remaining mortgage balance. Specifically, when making that decision, borrowers consider the price they could expect to receive if they voluntarily sold the home rather than the price a third party would receive in a foreclosure sale. On the other hand, when we consider the amount we can expect to recover when we dispose of a property we have acquired through foreclosure – which is a major element of estimating loss given default – recent foreclosure sales are an essential contributor to that estimation, because the conditions of those sales are a good approximation of the conditions we will face in disposing of the property.

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Use of our Home Price Index in Estimating Probability of Default and Loss Given Default

The commonly used home price index methodology in the industry (by Fannie Mae, S&P/Case-Shiller, the Federal Housing Finance Agency (“FHFA”), Freddie Mac, and CoreLogic, for example) is the repeat transactions index developed in 1963 by Bailey, Muth, and Nourse, and later modified by Case and Shiller in 1987. This methodology compares consecutive sales of the same homes to reveal home price appreciation. The methodology specifically assumes that the homes used for home price index calculation are representative of properties in that region, and homes that have been through a foreclosure are inconsistent with that assumption because of the condition and stigma associated with foreclosure. Accordingly, we believe excluding sales of foreclosed homes is most appropriate for a repeat transactions index methodology. This is particularly the case when the index is to be used for predicting borrower default decisions, which are made with consideration of voluntary sale pricing rather than consideration of distressed sale pricing. Because the borrower generally makes a default decision considering the condition of an owner-occupied property and the price for which it could be sold in a voluntary sale, foreclosure sales are not appropriate for use in a home price index used for default decision modeling.

Further, we believe that using foreclosure sales data in the repeat transactions index to estimate changes in home prices is problematic and can produce a misleading home price trend. For example, the large change in the ratio of foreclosure home sales to total home sales due to seasonal factors and the home buyers tax credit in 2009 generated a strong apparent rebound in home prices in the S&P/Case-Shiller home price index (which includes foreclosure home sales) in the summer of 2009, at a time when our foreclosure-filtered home price index did not show such a rebound. Models using a home price index that included foreclosure sales would have inappropriately reflected a substantial improvement in default probabilities at that time.

Given these concerns, we believe that directly including foreclosed property sales in our home price index methodology would not indicate the home’s true market value when evaluating impairment of loans for which foreclosure has not been specifically determined to be probable. This is because a borrower making a default decision will not consider a forced sale value and because an occupied home is unlikely to have the additional property deterioration due to extended vacancy that is typical for a foreclosed property. However, although our home price index methodology does not directly incorporate foreclosure sales, we believe that our methodology appropriately captures the effect of rising foreclosures on home values, because it incorporates the impact foreclosure sales have on the pricing of homes in the area that are sold through a voluntary sale process.

We use our internal home price index to estimate mark-to-market loan-to-value ratios, which we then use to estimate the probability of default for all of our impairment processes related to mortgage loans and guaranteed loans that back Fannie Mae mortgage-backed securities in our book of business. We also use the internal home price index to determine our collective reserve, as well as to value our mortgage loans and guaranteed loans that back Fannie Mae mortgage-backed securities. We do not use our internal home price index to determine the impairment of the Alt-A and subprime private-label mortgage-related securities in our book of business. As described in our response to Comment 11 below, we use a third-party model to determine the impairment of these securities.

For individually impaired loans and loans that we believe are probable of foreclosure, we take into consideration the sales prices of foreclosed properties in determining the value of the underlying real estate collateral. In addition, in determining our collective reserve, we use recent actual severity experienced in our REO and loss mitigation operations, including the sales of our own foreclosed

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properties, to estimate the loss given default. Please refer to our response to Comment 12 for additional discussion of our loss severity estimates.

Impact of Using an Alternate Index in our Estimates

We would not expect there to be a material impact on our allowance for loan losses or provision for loan losses if we used a home price index that included foreclosure sales for default estimation. In order to use an alternate home price index to estimate defaults, we would apply the alternate index to both the historical period which we use for estimating our models, and also to the forecast period. Since both periods in the models would be re-estimated using the revised index but the number of observations of the predicted borrower default behavior would be the same, the relationship of the index to default would also shift (i.e., essentially, a lower index at a given point in the past would be related to the same number of actual defaults at that same point in the past). As a result, if we used an alternate home price index to estimate defaults, we would not expect there to be a material impact on our allowance for loan losses or provision for loan losses.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Features of Our MBS Trusts, page 22

5.	We note your disclosure here that you established a new multifamily master trust agreement for multifamily MBS trusts formed on or after October 1, 2010. Also, you state that this new agreement provides greater flexibility in certain servicing activities related to multifamily mortgage loans held in the MBS trust. Please describe and revise future filings to disclose the key changes made to the servicing activities in the master trust agreement and the impact these changes could have on your financial position and results of operations going forward.

We established a new multifamily trust agreement to govern the terms of multifamily MBS trusts formed on or after October 1, 2010. The most significant change included in the new agreement allows us to modify non-performing loans that are expected to default and performing loans as permitted under federal tax laws while the loans remain in the trust. The main purpose of this change was to maximize the loss mitigation alternatives available to our servicers while the loan is in the trust. If we exercise these new rights, we may permit certain loan modifications in lieu of removing such loans from the trust under our existing trust agreement removal options. Whether or not we exercise these new rights, we do not expect these changes to have a material impact to our financial condition or our results of operations. As a result, we will remove this reference to the multifamily master trust agreement from our 2011 Form 10-K.

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Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

REO Management and Lender Repurchase Evaluations, page 27

6.	We note your disclosure here that you continue to seek non-traditional ways to sell properties including bulk sales or public auctions. Please tell us how you determine the fair value less cost to sell of properties that you expect to sell through bulk or auction sales and whether you have experienced a significant difference in gains or losses from sales between these selling methods and others you use. Also, disclose the geographical areas you expanded these sales methods to and if you intend to utilize these methods in other areas in the future.

We use the same valuation methodology to determine the fair value of all our foreclosed properties including those that we sell through alternative executions (i.e., bulk sales or public auctions). As described further below, our valuation hierarchy prioritizes accepted offers from all execution methods, including those from bulk sales or public auctions, in the determination of the fair value of our foreclosed properties.

We determine the fair value of foreclosed properties using a hierarchy based on the relevance and reliability of fair value measurements obtained through various valuation inputs. We consider an accepted offer on a specific foreclosed property to be the best estimate of its fair value. If we have not accepted an offer on the property we use a third-party valuation to determine fair value. Third-party valuations can be obtained from either an interior appraisal or an interior broker price opinion. Interior appraisals and broker price opinions are performed by evaluating the property based on both its interior and exterior condition. We obtain an updated third-party appraisal when a material change has occurred to the condition of the property or when the property has been taken off the market for an extended period of time.

When the above inputs are not available, we generally utilize the home price values determined using our proprietary model. Our proprietary home price model determines the value of a property using comparable transactions after adjusting for factors including location, time elapsed since the last sale and the condition of comparable properties. In limited cases where we do not have sufficient inputs to generate model values, we obtain and rely on exterior third-party appraisals or exterior broker price opinions. Exterior appraisals and broker price opinions are performed by evaluating the property only from the outside and are typically used when access to the property is restricted.

Appraisals and broker price opinions are kept current using a monthly walk forward process that updates them for any projected change in the value of the property. For the majority of our foreclosed properties, we update the appraisal value by comparing the month over month difference in our proprietary home price model for that specific property and applying that percentage to the prior month’s property value. If a price is not determinable through our proprietary home model, we use a zip code level home price index to update the appraisal.

Estimated cost to sell is based upon historical sales costs at a regional level. These costs primarily include broker fees, title expenses, seller representation expenses, and recording and transfer expenses.

The valuation hierarchy described above reflects an exit price in the retail market, which is our principal market for the purpose of determining fair value under the provisions of ASC 820. We also utilize

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alternative executions to sell our foreclosed properties, but these alternative executions represent a small portion of our overall sales. Approximately 14% of the total number of our foreclosed properties sold during the first nine months of 2011 were sold through those alternative executions.

Additionally, our properties that are sold via alternative execution methods are aged and have been marketed through the retail channel without success. Our valuation methodology incorporates successive markdowns in the event we are unable to sell the property over a period of time. This process may include obtaining updated independent appraisals or broker opinions.

As discussed above, upon entering a firm sales commitment on any foreclosed property via an alternative execution, we use the offered commitment price to measure the fair value of the property. In the first nine months of 2011, the average price realized net of selling costs for alternative channel executions has been approximately 9% lower as compared to the most recent property fair values net of selling costs for similarly-aged retail channel executions.

We consider the age and marketability of the property as the primary criteria for selling it through alternative executions rather than the geographical area in which the property is located. The sales achieved through alternative channel executions have been spread across the country and we currently have no plans to deploy alternative execution strategies specific to any geographical area. Therefore we do not plan to provide any additional disclosures regarding the geographical areas in which we use these executions.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Energy Loan Tax Assessment Legislation, page 39

7.	We note your disclosure that the Property Assessed Clean Energy, PACE, programs create the equivalent of a tax lien, which gives the lender of the energy efficient loan the priority over all other liens on the property including previously recorded first lien mortgage loans. Also, we note that you released a directive to your seller-servicers to reinforce your requirement that mortgages sold to you must be and remain in the first-lien position. Please address the following:

•

Tell us whether you are able to track the loans within your portfolio that have PACE assessments on the property. If so, tell us and revise to disclose in future filings the amount of the loans impacted by PACE assessments and disclose any significant state concentrations.

•	Tell us if you have purchased loans since July 6, 2010 where the property had an outstanding PACE obligation.

•	Tell us whether the default and delinquency statistics show a different trend for loans where the underlying properties had a PACE assessment.

[***]

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Energy Loan Tax Assessment Legislation, page 39

8.	In future filings please provide a more detailed description of the significant safety and soundness concerns presented by certain PACE programs and the steps you have taken to address these concerns. Also provide updates on the status of these programs. We note the “number of lawsuits” you are subject to relating to PACE programs are not addressed in “Item 3 – Legal Proceedings.” Please tell us why.

[***]

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors

We expect FHFA to request additional funds from Treasury on our behalf…, page 53

9.	Please revise future filings to quantify the quarterly commitment fee or disclose how the fee will be determined.

The senior preferred stock purchase agreement between Fannie Mae and the Department of the Treasury (“Treasury”) provides that the amount of the quarterly commitment fee shall be set not later than December 31, 2010 with respect to the ensuing five-year period, shall be reset for every five years thereafter, and shall be determined with reference to the market value of Treasury’s funding commitment to Fannie Mae as then in effect. The agreement also provides that the amount of the quarterly commitment fee is to be mutually agreed by Treasury and Fannie Mae, subject to their reasonable discretion and in consultation with the Chairman of the Federal Reserve. Treasury may waive the quarterly commitment fee for up to one year at a time, in its sole discretion, based on adverse conditions in the United States mortgage market.

As described in our Third Quarter 2011 Form 10-Q, Treasury has waived the quarterly commitment fee for each quarter of 2011, due to the continued fragility of the mortgage market and its belief that imposition of the quarterly commitment fee would not generate increased compensation for taxpayers. In its September 30, 2011 notification to FHFA that it had waived the quarterly commitment fee for the fourth quarter of 2011, Treasury indicated that it will reevaluate the situation during the next calendar quarter to determine whether the quarterly commitment fee should then be set. Treasury has consistently taken this approach for several quarters.

At this time, we have not received a notification from Treasury regarding the amount of the quarterly commitment fee or more specific information regarding how the commitment fee will be determined. Accordingly, at this time, we cannot provide the requested information in future filings. We intend to include the requested information in future filings following our receipt of that information from Treasury.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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In response to the Staff’s comment, we revised our disclosure that appeared on pages 64 and 97 of our quarterly report on Form 10-Q for the quarter ended June 30, 2011 (the “Second Quarter 2011 Form 10-Q”) as follows on pages 68 and 105-106 of our Third Quarter 2011 Form 10-Q to clarify that the quarterly commitment fee had not yet been established. (Revisions to the company’s disclosures presented in this letter are shown in strikethrough (deletions) and bold and underline (additions)).

As of November 7, 2011, the amount of the quarterly commitment fee payable by us to Treasury under the senior preferred stock purchase agreement had not been established; however, Treasury has waived the quarterly commitment fee under the senior preferred stock purchase agreement for ~~the first, second and third quarters~~each quarter of 2011 due to the continued fragility of the U.S. mortgage market and ~~to~~ Treasury’s belief that imposing the commitment fee would not generate increased compensation for taxpayers. Treasury stated that it will reevaluate the situation during the next calendar quarter to determine whether to set the quarterly commitment fee for the ~~fourth~~first quarter of ~~2011.~~ 2012.

In addition, if the quarterly commitment fee has not been established by the time we file our 2011 Form 10-K, we will revise our disclosure that appeared on page 34 of our 2010 Form 10-K substantially as follows in response to the Staff’s comment:

~~Under the senior preferred stock purchase agreement, beginning on March 31, 2011, w~~ We were scheduled to begin paying a quarterly commitment fee to Treasury under the senior preferred stock purchase agreement beginning on March 31, 2011; however, Treasury waived the quarterly commitment fee for each quarter of 2011 and the first quarter of 2012 due to the continued fragility of the mortgage market and Treasury’s belief that the imposition of the quarterly commitment fee would not generate increased compensation for taxpayers. In its notification to FHFA that it had waived the quarterly commitment fee for the first quarter of 2012, Treasury indicated that it will reevaluate the situation during the next calendar quarter to determine whether the quarterly commitment fee should then be set. The agreement provides that Treasury may waive the periodic commitment fee for up to one year at a time, in its sole discretion, based on adverse conditions in the U.S. mortgage market.

The senior preferred stock purchase agreement provides that the amount of the quarterly commitment fee is to be set not later than December 31, 2010 with respect to the ensuing five-year period, is to be reset for every five years thereafter, and is to be determined with reference to the market value of Treasury’s funding commitment to Fannie Mae as then in effect. The agreement also provides that the amount of the quarterly commitment fee is to be mutually agreed by Treasury and Fannie Mae, subject to their reasonable discretion and in consultation with the Chairman of the Federal Reserve. As of {date}, the quarterly commitment fee for the initial five-year period had not yet been established. ~~On December 29, 2010, Treasury notified FHFA that Treasury was waiving the commitment fee for the first quarter of 2011 due to adverse conditions in the U.S. mortgage market and because it believed that imposing the commitment fee would not generate increased compensation for taxpayers. Treasury further noted that it would reevaluate matters in the next calendar quarter to determine whether to set the quarterly commitment fee under the senior preferred stock purchase agreement.~~

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Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors

Deterioration in the credit quality of…, page 60

10.	In this risk factor, you indicate that “a number of [your] mortgage insurers publicly disclosed that they have exceeded or might exceed the state-imposed risk-to-capital limits under which they operate…” You also indicate that “a number of [your] mortgage insurers have received waivers from their regulators regarding state-imposed risk-to-capital limits.” We note from your disclosure on page 174 that at December 31, 2010, 99% of your total mortgage insurance coverage on single-family loans was provided by eight mortgage insurers. In future filings, please revise to disclose the number of your insurers that have exceeded, the number that disclosed that they might exceed, and the number that have received waivers from the state-imposed risk-to-capital limits. Quantify the amount and percentage of your insurance coverage those insurers provide.

We revised our disclosure on page 185 of our Third Quarter 2011 Form 10-Q as follows in response to the Staff’s comment:

~~A number of our mortgage insurers publicly disclosed that they have exceeded or might exceed the state-imposed risk-to-capital limits under which they operate and they might not have access to sufficient capital to continue to write new business in accordance with state regulatory requirements. In addition, a number of our mortgage insurers have received waivers from their regulators regarding state-imposed risk-to-capital limits. However, these waivers are temporary~~. As of November 7, 2011, four of our mortgage insurers (Triad, RMIC, PMI and Genworth Mortgage Insurance Corporation) have publicly disclosed that they are either in run-off or, absent a waiver, estimate they would not meet state regulatory capital requirements for their main writing entity as of September 30, 2011. An additional two of our mortgage insurers (Mortgage Guaranty Insurance Corporation and Radian Guaranty, Inc.) have disclosed that, in the absence of additional capital contributions to their writing entity, their capital might fall below state regulatory capital requirements in the future. These six mortgage insurers provided a combined $75.7 billion, or 82%, of our risk in force mortgage insurance coverage of our single-family guaranty book of business as of September 30, 2011.

We also made conforming revisions to our disclosure regarding mortgage insurers on pages 90 and 152 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment.

[***] As a result, this incremental information regarding the number of mortgage insurers who have received waivers is not material to an investor.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 76

Other-Than-Temporary Impairment of Investment Securities, page 79

11.	We note you switched from using an internally developed model to a third-party model to project cash flow estimates on your private-label securities. Also, we note that you rely on expected future cash flow projections to determine if you will recover the amortized cost basis of your available-for-sale securities and that the change in model resulted in more favorable cash flow estimates as of December 31, 2010. Please address the following:

•	Tell us whether this change in model was only for your private-label securities or for all available-for-sale securities that impairment is analyzed based on expected future cash flow projections.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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We switched from an internally-developed model to a third-party model only as it relates to the Alt-A and subprime private-label securities in our portfolio. Specifically, we changed the model used to project cash flows for our subprime securities and the majority of our Alt-A securities from an internally developed model to a third-party model as of December 31, 2010. We began using the third-party model for the remainder of our Alt-A private-label securities in the second quarter of 2011. We subsequently discontinued the use of our internally-developed model since it was specifically designed for Alt-A and subprime private-label securities.

We describe our projections for future cash flows related to other available-for-sale securities in “Note 6 - Investments in Securities – Other-Than-Temporary-Impairments” in our 2010 Form 10-K.

•

Tell us whether the assumptions and inputs used in the third-party model are different from those used in your internal model. Your response should address assumptions and inputs like projected regional home prices, unemployment rates, loss severities, etc.

Both our internally-developed model and the third-party model use loan attributes from First American CoreLogic data to project the future performance of pools of loans underlying each security. The key loan attributes that impact model valuations in both models include credit score, combined loan-to-value ratio, debt-to-income ratio, type of documentation and delinquency status. Both models also require economic inputs, particularly current interest rates as well as historical and projected home prices. In both models, the selection of key inputs and the modeled relationship to loan performance were calibrated on publicly available historical performance data on mortgages underlying private-label securities. The final form and calibration of each model depends on professional judgments, with differences in modeling decisions resulting in a range of reasonable future projections. Both models produce pool-level prepayments, defaults and loss severities as intermediate outputs that are used to model securities-level cash flows.

Both our internally-developed model and the third-party model are calibrated to historical data taking into account the inputs used. As a result of the application of professional judgment in modeling decisions, certain assumptions and inputs used in the third-party model are different from those that were used in our internally-developed model. The resulting model calibrations reflect these differences. For example, home prices in the third-party model are based on the S&P/Case-Shiller home price index, whereas home prices in our internal model were based on our own internal home price index. The S&P/Case-Shiller home price index includes foreclosure sales, which are excluded from our internal home price index. The third-party model also uses unemployment rates and existing home sales as explicit inputs to the loan performance model, which were not inputs in our internally-developed model. Unemployment rates and existing home sales are not significant drivers of the results of the third-party model.

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•

We note under your prior internal method you would first model all securities without assuming the benefit of any external financial guarantees and then perform a separate assessment on the guaranty. Explain how under the third-party model you adjust for the creditworthiness of financial guarantees.

Similar to our internal model, the third-party model used to project cash flows for our private-label securities does not assume the benefit of any financial guarantees. Consistent with our prior process, we internally perform separate assessments on the creditworthiness of our guarantors and, when we determine that the counterparty is creditworthy, we adjust the expected cash flows to include the benefit of the guarantee in our measurement of impairment. We did not include any benefit from financial guarantees in our impairment analysis for available-for-sale securities at September 30, 2011. Our assessment of creditworthiness determined that we could rely on only one of our guarantors. However, the impairment calculated on the bonds covered by that guarantor was immaterial and therefore no adjustment was made to incorporate the benefit of the guarantee.

•	Tell us whether the third-party model and its assumptions rely on the same pool of loans that were used in your internal model.

The third-party model and its assumptions rely on the same pool of loans, for each security, that were used in our internal model.

•	Revise to disclose in future filings your expected cost savings from switching to a third-party model.

Our internal projections estimate an expected cost savings of approximately $1 million per year in using the third-party model, as opposed to our internal model. This amount is not material to our business or financial results and therefore we do not intend to disclose the amount in our future filings. The primary reason for making the change to a third-party model was to reduce our operational risk given the complexity associated with maintaining the internal model.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total Loss Reserves, page 79

Single-Family Loss Reserves, page 80

12.	You state that your collective single-family loss reserve model considers multiple factors such as origination year, mark-to-market LTV ratios, delinquency status, loan product type, and historical loss severity. Also, you updated your model in the fourth quarter of 2010 and second quarter of 2011 to incorporate more recent data on prepayments and modified loan performance, resulting in a $670 million decrease in the allowance in the fourth quarter of 2010 and a $1.5 billion increase in the allowance during the second quarter of 2011. Please address the following:

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•

Tell us how you obtain current loan data, like historical losses and prepayments, from a servicer. In addition, state whether there is a lag in the receipt of the data and the report date and how you consider this lag in your allowance for loan loss calculation.

Our reserve modeling process uses loan performance data in two distinct ways: (1) to use the most recent data as inputs to derive the reserve for the current financial reporting period, and (2) to update the coefficients that represent the relationships between loan and borrower characteristics, economic conditions and loan performance outcomes. To calculate the results for the most recent reporting period, we incorporate current loan data through monthly servicer submittals and additional servicer submittals when events such as foreclosure or third-party sales occur. For example, when we estimated our collective allowance for loan losses for the third quarter of 2011, we used September delinquency, foreclosure and prepayment information from the servicers in determining our reserves for the quarter.

For those loans that are assessed for impairment individually based on expected cash flows, we use loan level data that is one month lagged in our model. This is due to the operations of our modeling framework and timing considerations in completing the financial reporting close. However, once the current month’s data is available subsequent to the end of the quarterly reporting period, we review it to ensure that the updated data is consistent with management’s expectations and that using the updated data would not result in a material change to our allowance for loan losses. We include an estimate of lagged servicer data related to loss mitigation activity that should be accounted for as a TDR in this review, as such loans may increase the population of individually impaired loans based on historical trends.

Therefore, there is no lag in our consideration of current loan data since we use all performance data available in estimating our allowance for loan losses for the applicable reporting period.

•	Tell us how frequently you update your allowance for loan loss models to incorporate recent data provided by a servicer, such as prepayments.

We update our models to incorporate more recent historical data into the estimated equations on an as-needed basis, which we determine through our model performance tracking and benchmarking processes. For instance, we began using the most recent model for our collective single-family loss reserve in the fourth quarter of 2009. Since it was implemented, we have monitored the model and its results on an ongoing basis and have updated our model components when the results of our back-testing and trends in loan performance indicate that it is necessary. For example, we updated the model to address changing prepayment probabilities in the third quarter of 2010 and, most recently, in the third quarter of 2011.

•

Tell us and consider disclosing in future filings the look-back period you use to develop your loss severity estimates and other key inputs to your allowance for loan loss model. Identify any changes to these look-back periods that were implemented during the past three years.

We disclose in our periodic filings any material impact on our financial results resulting from updates to the model or to the look-back periods for severity. We have generally used a one quarter look-back window to develop our single-family loss severity estimates for the past three years. There have been exceptions to using the most recent one quarter look-back when the data from the most recent quarter is

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not representative of prevailing economic conditions and other events existing as of the balance sheet date for some aspect of our allowance, but these exceptions have not materially impacted our estimates.

We also use a look-back period to estimate the benefit of payments from seller/servicers to make us whole for losses we incur due to a breach of selling or servicing representations and warranties (i.e., “make-wholes”). We had historically used an eight-quarter look-back window in estimating the impact of these make-wholes in our allowance for loan losses. However, in the fourth quarter of 2010, we moved to a four-quarter look-back window as part of a methodology change related to this estimate. We disclosed the impact of this change in our estimate in our 2010 Form 10-K. Please refer to our response to Comment 13 for additional discussion of this change.

We will continue to evaluate recent quarter data to determine if we believe it is representative, and we will disclose changes to our look-back periods when they are material to our financial results.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total Loss Reserves, page 79

Single-Family Loss Reserves, page 80

13.	Tell us in more detail about the change you made during the fourth quarter of 2010 to revise your methodology to take into account trends in management actions before cash collections, which resulted in a $1.1 billion increase in the allowance. As part of your response, please clarify what these new actions were; including whether they encompassed a change in the delinquent loan pools analyzed for potential repurchase requests, and the drivers of the change in actions. Additionally, please contrast these trends in management actions with the agreements you entered into with sellers/servicers for loan repurchase requests, which resulted in a $700 million decrease in the allowance.

Before the fourth quarter of 2010, we calculated the benefit of payments from seller/servicers to make us whole for losses due to a breach of selling or servicing representations and warranties based on a ratio of historical cash collections from the seller/servicer. This method was sensitive primarily to cash proceeds received from seller/servicers and did not take into account management actions.

Our revised methodology is more responsive to management actions because it also considers those loans for which we have identified potential or actual breaches of representations or warranties, but for which cash proceeds have not yet been collected from the seller/servicer. This allows us to reflect changes in characteristics of loans under review as those changes occur, rather than waiting until proceeds are collected. In doing so, we are better able to estimate the expected benefit of payments from seller/servicers for loans that are associated with a pending or future repurchase request related to losses currently incurred on loans in our portfolio. This methodology change was not a result of any change in management’s actions with regard to loan reviews, nor to any change in our process for identifying loans to be analyzed for potential repurchase requests. Rather, we changed our method for considering the impact of those actions in our estimates.

The allowance would have been $1.1 billion lower in the fourth quarter of 2010 under the previous methodology as compared to the new methodology. Since the previous method was more highly dependent on recent cash collections, it would have resulted in a higher recovery estimate as a result of

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the large cash collections resulting from the resolution agreements we entered into in that period. The resolution agreements we entered into in the fourth quarter of 2010 impacted the new methodology as well, since they affected our assessment of the probability of cash collections given a claim, decreasing the allowance by approximately $700 million. Thus, the settlements increased our expectation of cash collections and thereby reduced our allowance, but they did so less than they would have under our prior methodology, which was based solely on actual cash collections.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Credit Losses, page 92

14.	We note your disclosure on page 96 that your impairment model for TDRs includes forward-looking assumptions using multiple scenarios of the future economic environment including interest rates and home prices. Also, we note that you expect to recover the value of the restructured loan from the cash flows over the life of the loan. Please explain in greater detail how the forward-looking assumption on home prices is used in your model for TDRs when you rely on the expected cash flows over the life of the loan for your impairment. Clarify whether the impairment model that factors in home prices is for all TDRs or for those where re-default is expected and thus cash flows are expected upon sale of the collateral.

Forward-looking assumptions of home prices impact prepayment, default, and severity estimates for all loans that are modeled using expected cash flows to determine impairment. Loans modeled with cash flows are based on multiple scenarios that have a probability of prepayment and default in each period that is impacted by the expected level of home prices projected for each respective period. As time passes, the current loan-to-value ratio (“LTV”) of the loan is updated based on the expected home price paths (e.g., if home prices are expected to drop, the current LTV ratio would increase). For prepayment models, a higher LTV ratio will translate into a lower probability that the loan will be prepaid, especially in cases where the borrower has no remaining equity in the home. For default models, a higher LTV ratio will translate into a higher probability that the loan will default. For severity models, a higher LTV ratio will translate into a higher severity (loss given default) because there will be fewer proceeds from the sale of the home.

For TDRs where re-default is expected and thus foreclosure is deemed probable, we measure impairment based on the current collateral value of the underlying property, rather than expected cash flows. This is consistent with our expectation that recovery of our recorded investment in the loan will occur through the sale of the collateral. In such cases, we do not consider future expected home prices in our measurement of impairment.

For further discussion on the assumptions used in our credit valuation models, please refer to our response to Comment 15.

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Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Non-GAAP Information – Fair Value Balance Sheets, page 126

15.	We note your disclosure on page 128 that by following your loss mitigation strategies instead of selling the nonperforming loans at their current estimated market price you could realize approximately $45 billion more than the fair value of your nonperforming loans reported in your non-GAAP consolidated fair value balance sheet. Please explain how you calculated the $45 billion and include in your response the assumptions used in your proprietary credit valuation model.

We calculated the $45 billion estimate by comparing the implied loss from selling our non-performing loans at their estimated fair values as of December 31, 2010, with the present value of losses we expect to incur on those same loans over time based on the results of our proprietary credit valuation models as of December 31, 2010. We believe the difference between the two amounts effectively represents a liquidity discount the market is applying over and above the credit loss expectation for those loans, as market participants demand higher returns upon acquisition of non-performing loans.

Our proprietary credit valuation models used for fair value measurement and individually-assessed impairment primarily include various prepayment, default and severity models that are derived based on statistical analysis of the historically observed performance of our loans. The other key inputs are (1) the individual loan profile characteristics, such as product type (e.g., 30-year fixed rate), delinquency status, current loan-to-value ratio, mortgage insurance coverage, loan age and modification status, and (2) expected future economic scenarios for interest rates and home prices based on internal models. Given these inputs, the models produce an expected loss for each unique loan by simulating its performance through the expected future economic environments, which will include an expectation of recovery from counterparties for breach of representations and warranties.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 40: Risk Characteristics of Single-Family Conventional Business Volume and Guaranty Book of Business, page 155

16.	We note your table that includes certain risk characteristics of the single-family loan portfolio. Please revise to disclose whether the FICO credit scores presented are at loan origination or a more current period. If the FICO scores are at origination, but you have more current information available please revise this table in future filings to present the updated FICO score.

We revised our disclosure that appeared in Table 40 of our 2010 Form 10-K to clarify the row header as follows on page 73 of our Third Quarter 2011 Form 10-Q (in Table 36) in response to the Staff’s comment:

FICO credit score at origination:

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[***]

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 40: Risk Characteristics of Single-Family Conventional Business Volume and Guaranty Book of Business, page 155

17.	We note from table 40 that you have interest-only loans (both fixed-rate and adjustable-rate), which normally have initial periods where the borrower pays only interest until a specified date when both principal and interest payments are required. Additionally, we note that you have negative amortizing adjustable rate mortgages. Please tell us and revise to disclose in future filings interest-only and negative amortizing ARM loans, by year of reset. Also, tell us and revise to disclose whether the default and delinquency statistics for those loans that have reset features and are amortizing show a different trend than those that are still in the interest-only period.

Adjustable-rate loan reset information

The table below presents information for single-family mortgage loans in our single-family guaranty book of business that contain adjustable payment terms. The reported balances in the table are aggregated by adjustable-rate loan product type and categorized by the year of the next scheduled contractual reset date. At September 30, 2011, approximately 12% of the adjustable-rate loans in our single-family guaranty book had interest rates that were scheduled to reset in 2011 or 2012.

Single-Family Adjustable-Rate Mortgage Resets by Year as of September 30, 2011

UPB in $ millions	Reset Year
	2011	2012	2013	2014	2015	Thereafter	Total
ARMs - Amortizing	1,060	4,232	4,343	8,545	16,591	30,400	65,171
ARMs - Interest Only	3,016	11,345	8,126	8,745	12,585	53,046	96,863
ARMs - Negative Amortizing	116	66	126	367	633	653	1,961

Total	4,192	15,643	12,595	17,657	29,809	84,099	163,995

Performance of interest-only and negative amortizing adjustable-rate loans

We have experienced a higher number of delinquencies on our interest-only adjustable-rate loans over the past several years, most notably on loans that were originated between 2005 and 2008, which comprised approximately 75% of the interest-only adjustable-rate mortgages in our single-family guaranty book as of September 30, 2011. Accordingly, we provide the delinquency statistics for our interest-only loans in our periodic filings. (See, e.g., “Note 6 — Financial Guarantees” of our Third Quarter 2011 Form 10-Q.) However, we have not seen a materially different performance trend for interest-only adjustable-rate loans that have reset compared to those that are still in their interest-only period. We also have not seen a materially different performance trend for negative-amortizing loans that have reset compared to those that are still in their initial period. Accordingly, we respectfully submit to the Staff that revising our disclosure to provide the default and delinquency statistics for interest-only adjustable-rate loans and negative-amortizing loans that have reset compared to those that are still in their initial period would not

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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be meaningful to an investor. However, we will add the disclosure noted below regarding the performance of interest-only adjustable-rate loans and negative-amortizing loans that have reset in response to the Staff’s comments.

Planned Future Disclosures

In response to the Staff’s comment, we will include substantially the following table in the “MD&A—Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Single-Family Mortgage Credit Risk Management” section of our 2011 Form 10-K:

Single-Family Adjustable-Rate Mortgage Resets by Year as of December 31, 2011

		Thereafter		Thereafter		Thereafter		Thereafter		Thereafter		Thereafter		Thereafter
Reset Year
	2011		2012		2013		2014		2015		Thereafter		Total
$ millions
ARMs — Amortizing	$	X	$	X	$	X	$	X	$	X	$	X	$	X
ARMs — Interest Only		X		X		X		X		X		X		X
ARMs — Negative Amortizing		X		X		X		X		X		X		X

Total	$	X	$	X	$	X	$	X	$	X	$	X	$	X

We will also add substantially the following disclosure regarding the performance of interest-only adjustable-rate loans and negative-amortizing loans that have reset in the same section of our 2011 Form 10-K in response to the Staff’s comment:

We have not observed a materially different performance trend for interest-only adjustable-rate loans or negative-amortizing loans that have reset as compared to those that are still in the initial period.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Profile Summary, page 157

18.	We note your definition on page 158 of subprime and Alt-A loans. Also, we note that there are loans excluded from these definitions even though the other loans have features that are similar to Alt-A and subprime loans. In light of the fact that there is no universally accepted definition of subprime or Alt-A and therefore classification of such loans may differ from those used by other companies, please tell us why you have elected to base your definition on how other companies define the collateral, or based on the type of lending the seller specializes in. In this regard, tell us why you have not identified your own definition of subprime and Alt-A and then classified all of the collateral consistently. As part of your response, please tell us whether you are provided with all of the information in order to be able to classify the amounts consistently. Additionally, to the extent reasonably known, disclose the amount of loans in your portfolio for the last three years that have some of these features even if you have not classified them as Alt-A or subprime. For example, disclose the amount of no documentation loans that you purchased and guaranteed during the past three fiscal years and the amount outstanding in your portfolio as of period end.

With respect to why we have not identified our own definition of Alt-A and subprime and then classified all of the collateral consistently, we focus our answer on our single-family conventional guaranty book of

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business, which does not include (1) our investments in private-label mortgage-related securities or (2) resecuritizations, or wraps, of private-label mortgage-related securities that we have guaranteed.2

Alt-A

Acquisitions & Book of Business

Loans classified by Fannie Mae as Alt-A represent approximately 0.7% of the conventional single-family loans we acquired between October 1, 2008 and September 30, 2011 (or $11.7 billion). We have discontinued the purchase of newly originated Alt-A loans, except for those that represent a refinancing of an existing Fannie Mae Alt-A loan. As of September 30, 2011, the unpaid principal balance of loans we classified as Alt-A included in our single-family conventional guaranty book of business was $188.4 billion, or 6.8% of that book of business. We expect our future acquisitions to be minimal and our Alt-A book to continue to shrink over time.

Definition

In reporting our Alt-A activity and holdings, we used a definition based on the lenders’ characterization rather than particular loan features because this definition was consistent with our business structure and practice. We do not originate loans ourselves, but purchase them from lenders in the secondary market. Our intention was to ensure that loans we and our lenders considered Alt-A were included in our Alt-A classification.

A substantial majority of Alt-A loans previously delivered to us came through our investor channel as part of bulk purchases, as opposed to our lender channel which generally refers to the “day-to-day” flow from our lender customers. As of September 30, 2011, 83.1% of the Alt-A loans included in our single-family conventional guaranty book of business had been purchased through the investor channel. In this channel, we purchased loans originated pursuant to lenders’ own Alt-A program guidelines. Lenders identified pools of loans that had been originated pursuant to the lenders’ Alt-A guidelines for potential sale to us and we decided – after reviewing information on the loans and lenders’ guidelines – whether to bid on the pools.3

Uniform Alt-A guidelines or standards did not exist among lenders and Alt-A loans have a variety of different features that made them ineligible for delivery under our standard underwriting guidelines. Many of these loans have some form of low documentation feature, such as “no income/no assets” loans and “stated income/stated assets” loans. Others have features unrelated to documentation such as non-standard original loan-to-value ratios, eligible property types, eligible borrower types, borrower residency requirements, and minimum FICO requirements. As of September 30, 2011, 15.9% of the Alt-A loans included in our single-family conventional book of business were labeled as full documentation Alt-A loans either because they had non-standard features or because they were delivered as part of Alt-A transactions. Another 10.2% of the Alt-A loans included in our single–family conventional book of business as of September 30, 2011 were labeled as Alt-A, regardless of documentation level, based on the overall transaction rather than loan level documentation or other features. If we chose to classify Alt-A loans based solely on documentation or features common only to Alt-A loans, we would have excluded

[2]	Fannie Mae classifies its Alt-A and subprime private-label securities based on how they were labeled when issued.
[3]	The remainder of our Alt-A loans were delivered through our lender channel, either pursuant to the lender’s own Alt-A program or a specific Alt-A variance we developed for this channel.

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from our classification a significant number of loans that were originated pursuant to lenders’ Alt-A loan guidelines or that we purchased as part of Alt-A transactions.

Loans with Features Similar to Alt-A

Given that Alt-A features differ from lender to lender, there is no readily available standard to accurately classify, consistent with market practices, all loans with features that are similar to Alt-A. If one focuses on documentation level, a majority (but not all) of our Alt-A loans did not have full income or asset documentation. These loans generally came from Alt-A loan programs targeted to borrowers who entered the mortgage origination process seeking reduced income and/or asset documentation options and included no income/no assets loans, stated income loans, stated income/stated assets loans, no disclosure loans, and no ratio loans.

In some cases, we purchased loans with reduced documentation outside of Alt-A loan programs that were not classified as Alt-A. For example, we purchased what we and many lenders characterized as “process efficiency” loans, which typically involved a streamlined approval process for borrowers who met certain criteria and were assumed to be ready and able to document their income and assets. Unlike Alt-A loans, process efficiency loans typically were intended to be lender selected (or selected through automated underwriting systems) rather than borrower selected. However, many process efficiency loans had features similar to some Alt-A loans in that they often required only stated income or stated income/stated assets. The loans purchased through process efficiency programs have performed significantly better than loans we classified as Alt-A loans. The serious delinquency rate as of September 30, 2011 for loans we labeled process efficiency originated in 2005 through 2008 is less than one half of the serious delinquency rate for our Alt-A loans originated during the same period, and is lower than the overall serious delinquency rate for our single-family conventional loans originated during that time period.

With respect to certain loans we purchased, our records do not reflect the documentation level of the loans. For example, prior to December 15, 2008, our Desktop Underwriter (“DU”) automated underwriting system provided an income documentation recommendation and, for certain loans viewed as lower risk, required only a verbal verification of employment. We did not require lenders to indicate the documentation level when they delivered loans processed through DU. Similarly, we did not require lenders to identify the documentation level for loans underwritten through Freddie Mac’s automated underwriting system, Loan Prospector (“LP”), but delivered to us. Because we did not require reporting on the documentation level of DU or LP loans, we do not have data sufficient to identify all non-Alt-A loans with stated income or stated income/stated assets.

As of December 15, 2008, DU established a minimum documentation level that included at least one current paystub and a verbal verification of employment for salaried borrowers. We understand that LP made a similar adjustment on December 7, 2008. At the end of 2008, we also began phasing out our acquisition of process efficiency stated income and stated income/stated assets loans and we eliminated all programs involving such loans by the end of 2009. Between October 1, 2008 and December 31, 2009, loans that we labeled process efficiency represented 8.5% of the conventional single-family loans we acquired during that period, or $66.7 billion.4 Today, we require verification of income and assets for all loans, except for the refinance of certain existing Fannie Mae loans.

[4]	Not all loans labeled as process efficiency during this period had stated income or stated income/stated assets.

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Subprime

Acquisitions & Book of Business

We exited the subprime market in 2008 and have not purchased any loans that we classify as subprime since September 30, 2008. As of September 30, 2011, the loans we classify as subprime had an unpaid principal balance of $6.0 billion, or 0.2% of our single-family conventional guaranty book of business. Although we historically have disclosed data with respect to subprime loans, we do not believe our exposure to such loans is material and therefore will consider removing such disclosure from our 2011 Form 10-K.

Definition

We base our classification of subprime loans on the process through which the loans were originated. This classification is consistent with our historical business structure and practice, which included a dedicated subprime channel. In particular, we classify loans as subprime if they were originated by subprime lenders or subprime divisions of large lenders.5 While subprime loans were generally made to borrowers with a weaker credit profile than that of a prime borrower, these loans did not always have features that uniformly distinguished them from non-subprime loans. Moreover, there is no commonly accepted definition of what constitutes a subprime loan. The subprime segment of the mortgage market, however, had unique underwriting criteria and processes, as well as eligibility and product features that were a substantial departure from our standard guidelines.

Our acquisitions of loans we classified as subprime were delivered as bulk transactions, which generally required individual contract agreements specific to the lender and the transaction to reflect the differences in underwriting guidelines. Starting in 2006, all such subprime deliveries were made through our dedicated subprime channel. The bulk transaction process allowed us to review the loans and underwriting guidelines and to identify subprime lenders. We acquired our subprime channel loans from 15 targeted lenders that specialized in subprime lending or that had divisions that specialized in subprime lending. All loans delivered under a subprime contract were tagged with a specific subprime identifier code.

Loans with Features Similar to Subprime

Although our classification was designed to identify loans originated through subprime processes, as noted above, subprime loans did not always have features that uniformly distinguished them from non-subprime loans and thus, as with Alt-A, there is no readily available standard to accurately classify, consistent with market practices, all loans with features similar to subprime. However, the most commonly used measure of a borrower’s credit profile is the credit score. We provide information on the percentage of our single-family conventional guaranty book of business with credit scores below 620, along with the percentage of loans in this book of business with other key credit characteristics, such as original loan-to-value ratios in excess of 90% or both credit scores below 620 and original loan-to-value ratios in excess of 90%, in our Form 10-Q and Form 10-K filings (see, e.g., Tables 36 and 39 of our Third

[5]

We do not include in our subprime classification loans originated by these lenders if we acquired the loans in accordance with our standard underwriting criteria. Thus, for example, we did not classify loans as subprime if they were underwritten through Desktop Underwriter and sold to us with standard representations and warranties by an approved seller, even if they were originated by a subprime lender.

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Quarter 2011 Form 10-Q).6 Loans with original credit score less than 620 made up less than 0.5% of conventional single-family loans we acquired between October 1, 2008 and September 30, 2011. As of September 30, 2011, the unpaid principal balance of loans with original credit scores below 620 included in our single-family conventional guaranty book of business was $90.2 billion, or 3.3% of that book of business. Of those loans, $19.6 billion, or 0.7% of our single-family conventional guaranty book of business, also had an original loan-to-value ratio in excess of 90% (as of September 30, 2011, 9.8% of our single-family conventional guaranty business, or $271.3 billion had original loan-to-value ratios greater than 90%).

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Problem Loan Management, page 159

19.	We note your disclosure that the existence of a second lien may limit your ability to provide borrowers with loan workout options. Please tell us whether you perform routine checks or are notified when a second lien exists on the underlying property of loans in your portfolio. If so, please disclose the percentage of your portfolio that includes a second lien and the amount that are classified as seriously delinquent. Additionally, clarify whether you are required to contact the second lien holder to get approval prior to performing a modification on the senior lien.

We purchase and guarantee first lien mortgages that are subject to subordinate financing (second liens). Lenders must disclose the existence of subordinate financing and the subordinate financing repayment terms to us at the time we acquire a mortgage loan, but we do not perform routine checks on, nor are we notified of, the existence of a second lien subsequent to acquisition. As such, we do not have current information about the existence or status of a second lien on the underlying property of loans in our portfolio. Additionally, we are not required to contact a second lien holder to get approval prior to performing a modification on a senior lien.

We will revise our disclosure that appeared on page 159 of our 2010 Form 10-K substantially as follows in our 2011 Form 10-K in response to the Staff’s comment:

Our home retention solutions are intended to help borrowers stay in their homes and include loan modifications, repayment plans and forbearances. Because we believe that reducing delays and implementing solutions that can be executed in a timely manner and early in the delinquency increases the likelihood that our problem loan management strategies will be successful in avoiding a default or minimizing severity, it is important for our servicers to work with borrowers to complete these solutions as early in their delinquency as feasible. If the servicer cannot provide a viable home retention solution for a problem loan, the servicer will seek to offer foreclosure alternatives, primarily preforeclosure sales and deeds-in-lieu of foreclosure. These alternatives reduce the severity of our loss resulting from a borrower’s default while permitting the borrower

[6]

Loans in these categories include housing goals-oriented products, which we do not classify as subprime, including MyCommunityMortgage and Expanded Approval – although we modified and reduced our participation in these products in 2008. Together these products made up less than 0.2% of acquisitions in our single-family conventional credit guaranty business between October 1, 2008 and September 30, 2011. As of September 30, 2011, Expanded Approval loans were 1.5% of our single-family conventional guaranty book of business and MyCommunityMortgage loans were 1.1% of this book of business.

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to avoid going through a foreclosure. ~~However, t~~The existence of a second lien may limit our ability to provide borrowers with loan workout options, particularly ~~including~~ those that are part of our foreclosure prevention efforts; however, we are not required to contact a second lien holder to obtain their approval prior to providing a borrower with a loan modification. We occasionally execute third-party sales, where we sell the property to a third party immediately prior to entering the foreclosure process. When appropriate, we seek to move to foreclosure expeditiously.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

REO Management, page 166

20.	We note your disclosure that you have seen an increase in the percentage of properties that you are unable to market for sale in 2010 compared with 2009. Please revise future filings to disclose the percentage of your REO at year-end that you are unable to market for sale.

We revised our disclosure that appeared on page 77 of our Second Quarter 2011 Form 10-Q as follows on page 82 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

~~The percentage of our properties that we are unable to market for sale remains high.~~ The percentage of our single-family foreclosed properties that we determined were unable to market for sale was 46% as of September 30, 2011 compared with 41% as of December 31, 2010.

As a related matter, we will also update the disclosure that appeared on page F-25 of our 2010 Form 10-K under the heading “Acquired Property, Net” in “Note 1 – Summary of Significant Accounting Policies” substantially as follows in our 2011 Form 10-K:

“Acquired property, net” includes foreclosed property and any receivable outstanding on preforeclosure sales received in full satisfaction of a loan. We recognize foreclosed property upon the earlier of the loan foreclosure event or when we take physical possession of the property (i.e., through a deed-in-lieu of foreclosure transaction). We initially measure foreclosed property at its fair value less its estimated costs to sell. We treat any excess of our recorded investment in the loan over the fair value less estimated costs to sell the property as a charge-off to the “Allowance for loan losses.” Any excess of the fair value less estimated costs to sell the property over our recorded investment in the loan is recognized first to recover any forgone, contractually due interest, then to “Foreclosed property expense” in our consolidated statements of operations.

~~Foreclosed~~We classify foreclosed properties ~~that~~as held for sale when we intend to sell ~~and~~the property and the following conditions are met at either acquisition or within a relatively short period thereafter: we are actively marketing the property and ~~that are~~it is available for immediate sale in ~~their~~its current condition such that the sale is reasonably expected to take place within one year ~~are classified as held for sale~~. We report these properties at the lower of their carrying amount or fair value less estimated selling costs, on a discounted basis if the sale is expected to occur beyond one year from the date of foreclosure. We do not depreciate these properties.

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We determine the fair value of our foreclosed properties using third-party appraisals, when available. When third-party appraisals are not available, we estimate fair value based on factors such as prices for similar properties in similar geographical areas and/or assessment through observation of such properties. We recognize a loss for any subsequent write-down of the property to its fair value less its estimated costs to sell through a valuation allowance with an offsetting charge to “Foreclosed property expense” in our consolidated statements of operations. We recognize a recovery for any subsequent increase in fair value less estimated costs to sell up to the cumulative loss previously recognized through the valuation allowance. We recognize gains or losses on sales of foreclosed property through “Foreclosed property expense” in our consolidated statements of operations.

Properties that ~~we do not intend to sell or that are not ready for immediate~~do not meet the criteria to be classified as held for sale ~~in their current condition~~ are classified ~~separately~~ as held for use, are depreciated and are evaluated for impairment when circumstances indicate that the carrying amount of the property is no longer recoverable. Properties classified as held for use are recorded in “Other assets” in our consolidated balance sheets.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 49: Multifamily Concentration Analysis, page 169

21.	We note your disclosure on page 170 that small balance non-DUS loans represent a higher share of delinquencies; however, these are generally covered by loss sharing arrangements. Please revise future filings to provide disclosures for non- DUS lenders similar to those presented on page 168 for the typical loss sharing arrangements with DUS lenders. Also, revise to disclose a separate breakout of DUS and non-DUS loans by type or form of loss sharing arrangement. Finally, clarify your disclosures on page 178 when you discuss your lenders with risk sharing to make it clearer whether you are referring to DUS or non-DUS loans.

We no longer actively purchase or guarantee loans from lenders with negotiated non-DUS risk sharing arrangements. Additionally, this segment does not represent a material portion of our multifamily book of business. As such, we believe the incremental disclosure requested by the Staff related to the nature of these arrangements would not be material to an investor.

We will revise our disclosure that appeared on page 168 of our 2010 Form 10-K to include the following breakout of our multifamily lender risk-sharing arrangements substantially as follows in our 2011 Form 10-K in response to the Staff’s comment:

Table X presents the percentage of the unpaid principal balance of loans in our multifamily guaranty book of business with DUS lender risk-sharing, non-DUS negotiated lender risk sharing, and no recourse to the lender as of the periods presented:

	As of
	December 31, 2011		December 31, 2010
Lender risk-sharing:
DUS lender risk-sharing	X	%	65%
Non-DUS negotiated lender risk-sharing	X		13
No recourse to the lender	X		22

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In addition, we revised the disclosure that appeared on page 178 of our 2010 Form 10-K to read as follows on page 92 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

We enter into risk sharing agreements with lenders pursuant to which the lenders agree to bear all or some portion of the credit losses on the covered loans. . . . Our maximum potential loss recovery from lenders under these risk sharing agreements on DUS and non-DUS multifamily loans was $31.6 billion as of September 30, 2011 and $30.3 billion as of December 31, 2010~~and $28.7 billion as of December 31, 2009.~~ As of September 30, 2011, 40% of our maximum potential loss recovery on multifamily loans was from three DUS lenders. As of December 31, 2010, 41% of our maximum potential loss recovery on multifamily loans was from three DUS lenders. ~~As of December 31, 2009, 51% of our maximum potential loss recovery on multifamily loans was from three lenders.~~

We also made conforming revisions to our disclosure regarding lenders with risk sharing agreements on page 154 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Seller/Servicers, page 172

22.	We note that you do not have your own servicing function so your servicers play a significant role in your homeownership assistance programs, negotiation of workouts of troubled loans, and loss mitigation activities. Also, you take steps to mitigate your risk to servicers with whom you have material counterparty exposure including through the guaranty of obligations by a higher-rated entity, reduction or elimination of exposures, reduction or elimination of certain business activities, transfer of exposures to third parties, receipt of additional collateral and suspension or termination of the servicing relationship. Given your reliance on mortgage servicers and a recent news article in the Wall Street Journal on August 9, 2011 referring to your purchase of mortgage servicing rights (MSRs) from Bank of America for 400,000 loans with an unpaid principal balance of $73 billion, please address the following:

•

Describe the terms of the MSRs agreement with Bank of America and your business reasons for the transaction. Also, tell us the impact this transaction has on your concentration with Bank of America and its affiliates as your largest mortgage servicer that serviced approximately 26% of your single-family guaranty book at December 31, 2010.

We entered into in a Servicing Rights Purchase and Sale Agreement (the “MSR Agreement”) with Bank of America (“BAC”) on August 4, 2011. Under the terms of the MSR Agreement, we will pay BAC up to $[***] to transfer to us the mortgage servicing rights (“MSRs”) associated with up to $74 billion in outstanding unpaid principal balance of mortgage loans. The MSRs purchased relate to mortgage loans we already owned or guaranteed at the time of the transaction.

Through our guaranty, we bear the credit risk associated with the mortgage loan portfolio underlying the transferred MSRs. Therefore, the primary business objective of the MSR Agreement is to reduce our

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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future credit losses for this portfolio through the use of high-touch servicing protocols, rather than traditional servicing protocols. We expect to achieve this objective through our sub-servicing agreements with third party specialty servicers that have a record of past successes in employing such high-touch servicing protocols and minimizing further credit degradation of serviced mortgage loans.

We anticipate the following benefits for the transferred portfolio, which would lead to lower credit losses on this portfolio of loans in the future:

•	a reduction in future delinquencies for higher risk borrowers who are current on their mortgage payments;

•	a reduction in the occurrence of re-default for borrowers who have already received loan modifications;

•

a reduction in the number of borrowers who are currently in the 30, 60, and 90-day categories of delinquency who then become further delinquent (reduction achieved by curing delinquency or by completing an appropriate loss mitigation alternative); and

•	a reduction in foreclosures through continued loss mitigation efforts, which includes home retention and alternative disposition options.

When all transfers are complete, the transferred portfolio will represent approximately 11% of our servicing portfolio with BAC as of September 30, 2011. Accordingly, we expect this transaction to reduce our concentration of servicing with BAC by approximately [***]% of our single-family guaranty book. We believe this transfer will encourage improved servicing performance for the portfolio remaining with BAC due to the increased servicing capacity created by the transaction.

As noted above, we anticipate a reduction in future credit losses related to those populations of loans transferred to our specialty servicers, which to date have represented a very small portion of our total book of business. However, it is too early to predict the ultimate savings to be achieved through the use of these high-touch servicing protocols for this target population as we have limited historical experience to date.

•	Tell us whether you intend to purchase additional servicing rights from Bank of America or other financial institutions in the foreseeable future.

We are not actively contemplating the purchase of additional servicing rights from BAC. We are in active discussions with certain other servicers to acquire MSRs for loans that are in the early stages of delinquency. These proposed transactions are in support of our efforts to reduce our future credit losses and relate solely to MSRs where we own or guarantee the underlying portfolio of mortgage loans, and therefore bear the credit risk. If these proposed transactions were to occur, we would engage third-party specialty servicers to perform the servicing on our behalf subsequent to the MSR acquisition date.

•	Explain how the MSRs purchased were selected and the valuation method and amount recorded at the acquisition date.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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Basis for Selection

[***]

BAC Purchase Price and Related MSR Accounting

[***] The estimated purchase price of up to $[***] is based on the transfer of MSRs applicable to a preliminary population of loans with an outstanding unpaid principal balance of up to $74 billion. We believe this purchase price represents the fair market value for these servicing rights, executed in an arm’s length transaction.

In accordance with the terms of the MSR Agreement, we will take legal ownership of the specified MSRs as of each transfer date, which will constitute the acquisition date for accounting purposes. Consistent with the guidance in ASC 860-50-25-1, we concluded that it is not appropriate to recognize a separate servicing asset or liability as all of the underlying loans in the transaction are already consolidated in our financial statements. As such, the MSR purchase price, determined as of each transfer date, will be recorded as a loan-level cost basis adjustment on the underlying population of loans and then amortized in accordance with ASC 310-20-35.

In reaching this conclusion, we considered the guidance in ASC 860-20-25-10(b) related to the accounting for MSRs by a transferor when the transferor regains effective control over previously sold financial assets (i.e., loans). We concluded that the fact pattern therein does not apply to this transaction as we did not have an MSR asset or liability on our books prior to entry into the MSR Agreement. Rather, prior to our entry into the MSR Agreement, the MSR for the direct servicing of the mortgage loans was retained by BAC, the financial institution that transferred the loans to us. As such, we recognized the underlying loans in our financial statements through either a purchase of the loans into our portfolio or consolidation of the related MBS trust that holds the loans prior to entry into the MSR agreement.

As we are not recording any separate MSR assets or liabilities as a result of this transaction, we have not provided any incremental detail regarding the manner in which we would value such assets or liabilities.

•	Tell us whether you intend to sell or have already sold these MSRs and the purchase price on the date of sale.

We have not sold the MSRs purchased from BAC, nor do we currently intend to sell them in the foreseeable future. We have retained two separate specialty servicers to service the underlying loans on our behalf for a fee. As described above, we acquired the MSRs in order to reduce our future credit losses on the related loans through the use of specialty high-touch servicers with a proven track-record of minimizing further credit degradation of transferred portfolios. As selling the MSRs would limit our ability to accomplish this objective, we currently do not intend to sell the MSRs.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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•

Tell us whether you have a continuing involvement with the underlying loans of these MSRs. In your response address whether you guarantee these loans and how the transaction impacted your right to require the seller/service to repurchase the underlying loans or reimburse you for losses under certain circumstances like mortgage insurance rescission.

As stated above, we continue to have involvement with the loans underlying the transferred MSRs, as we either own or guarantee the credit risk of the underlying loans. [***]

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Insurers, page 173

23.	We note your disclosure on page 176 that you negotiated the cancellation and restructuring of some of your mortgage insurance coverage in exchange for a fee. In order to provide context for the reader to understand the extent of the impact that these cancellations and restructurings had on your coverage, please revise future filings to provide quantification of the amount of mortgage loans that insurance coverage was cancelled and restructured, and the impact on the potential loss recovery. In your response also include a discussion of the key terms restructured, the mortgage insurer(s) the agreements were negotiated with, including who initiated the negotiations to cancel the coverage, and whether the coverage cancelled and restructured was primary or pool insurance.

In 2010, we executed ten agreements to either restructure or cancel pool mortgage insurance policies with [***] of our mortgage insurance counterparties: [***]. We did not cancel or restructure any primary mortgage insurance in 2010. The restructured or canceled pool policies covered approximately $42 billion in unpaid principal balance of mortgage loans, and collectively represented [***]. “Risk in force” refers to the aggregate dollar amount of insurance coverage under the applicable mortgage insurance policies.

We initiated negotiations with these mortgage insurers after identifying policies under which we believed we would exhaust all benefit and for which it was therefore mutually beneficial to cancel the policies for operational reasons. Additionally, we later negotiated the cancellation of other, older pool policies where we did not expect to exhaust all benefits, but where we would still save operational expenses through an early settlement and avoidance of loan-level claim filings. These arrangements also helped to address our counterparty risk, as well as provide some capital relief to the mortgage insurance companies. We set cancellation and restructuring fees at the economic value of the policies, taking into consideration future expected benefits, less future expected premium payments and estimated rescissions, as well as reduced counterparty risk, operational savings from reduced claims processing, and the time value of money. Those policies that were restructured rather than canceled were similar to cancellation agreements except the agreement did not result in the termination of the premium obligation, which continued to remain in place until the contractual sunset date. As a result, we accrued as a payable to the mortgage insurer counterparty the full remaining premium obligation as of the restructuring date.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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We do not believe that these agreements had a significant impact on our potential loss recovery under the restructured or canceled mortgage insurance policies. Rather, these transactions accelerated our loss recovery from counterparties who are experiencing financial difficulty and provided operational savings from the reduction of claims processing.

Through the third quarter, we have not executed any agreements to restructure or cancel pool or primary mortgage insurance policies in 2011.

We revised our disclosure that appeared on page 34 of our Second Quarter 2011 Form 10-Q as follows on pages 36-37 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

~~The foreclosed~~Foreclosed property expense in the first nine months of 2010 ~~periods~~ reflected the recognition of cash fees of $~~211~~796 million ~~in the second quarter of 2010 and $773 million in the first half of 2010~~ from the cancellation and restructuring of some of our pool mortgage insurance coverage~~; there were no such fees recognized in the second quarter and first half of 2011. These~~. The cancelled and restructured policies covered approximately $42 billion in unpaid principal balance. The fees represented an acceleration of, and discount on, claims expected to be ~~paid~~received pursuant to the coverage ~~in order to reduce our future exposure to our mortgage insurers~~net of premiums expected to be paid. These cancellations and restructurings resulted in operational savings from reduced claims processing and mitigated our counterparty credit risk given the weakened financial condition of our mortgage insurer counterparties.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Insurers, page 173

24.	We note that some mortgage insurers have disclosed agreements with certain lenders whereby they agree to waive certain rights to investigate claims for significant product segments of the insured loans for that particular lender, and in return receive some compensation. Please provide us with a draft risk factor to be included in future filings that discusses the risks such arrangements would pose to you, including the risk you may not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission, and the risk that such activity could result in negative financial impacts on your mortgage insurers’ ability to pay in some economic scenarios. Also, please tell us on a supplemental basis the identity of the servicers that have entered into such arrangements. Your disclosure also states that you have required your top mortgage insurance counterparties to notify you promptly of such agreements to the extent that they are entered into. Please tell us whether your notification requirement was just effective on a prospective basis, or also retrospective. Also, please clarify whether you believe you need to obtain additional resources in order to conduct the additional independent review process you now need to perform in light of these agreements.

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Servicers that have entered into mortgage insurance rescission waiver arrangements

[***]

Notification requirements

Our requirement that mortgage insurers promptly notify us upon entering into any agreement that affects their investigative or rescission rights, which we imposed in October 2010, was effective immediately on a prospective basis only. However, we also announced an update to our Servicing Guide in April 2011 that requires our servicers to disclose to us any such agreements previously enacted with mortgage insurers without delay and requests servicers to provide us with a copy of any executed agreements or materials pertaining to such an arrangement. Accordingly, we believe that we are aware of all such arrangements that have been entered into relating to loans in our guaranty book.

Additional resources

[***]

Risks posed to Fannie Mae

We respectfully submit to the Staff that the risks currently posed by these mortgage insurance rescission waiver arrangements are not material to the company’s business or financial results, and therefore we currently believe it is not appropriate to include a risk factor in future filings discussing the risks of such arrangements. As noted above, we believe that there have been [***] rescission waiver agreements entered into to date involving loans in our single-family guaranty book. In addition, due to the following actions we have taken, we do not believe that any similar rescission agreements affecting loans in our guaranty book will be entered into in the future without our prior consent. We issued an announcement in April 2011 updating our Servicing Guide to prohibit servicers from entering into any agreement that modifies the terms of an approved mortgage insurance policy on loans delivered to us. Our April 2011 announcement also expressly prohibited any loss sharing, indemnification, settlement or similar agreements of any kind between servicers and mortgage insurance companies that affect Fannie Mae’s interest in its mortgage loans. We also further clarified and amended our mortgage insurer requirements in April 2011 to prohibit any agreement that has the effect of modifying a master policy, including any investigative or rescission rights, absent our approval.

[***]

In sum, due to the actions that we have taken following our discovery of the [***] rescission agreements and for the other reasons noted above, we believe that the risks to our business posed by these types of agreements have been mitigated and are currently not material to our business or financial results.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Custodial Depository Institutions, page 179

25.	Please revise future filings to disclose the amount and percentage of borrower payment remittances that are uninsured.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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We revised our disclosure that appeared on page 179 of our 2010 Form 10-K as follows on page 93 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

If a custodial depository institution were to fail while holding remittances of borrower payments of principal and interest due to us in our custodial account, we would be an unsecured creditor of the depository for balances in excess of the deposit insurance protection and might not be able to recover all of the principal and interest payments being held by the depository on our behalf, or there might be a substantial delay in receiving these amounts. If this were to occur, we would be required to replace these amounts with our own funds to make payments that are due to Fannie Mae MBS certificate holders. Accordingly, the insolvency of one of our principal custodial depository counterparties could result in significant financial losses to us. In the month of September 2011, approximately $3.6 billion or 7% of our total deposits for single-family payments received and held by these institutions was in excess of the deposit insurance protection limit compared with approximately $6.2 billion or 8% in the month of December 2010. These amounts can vary as they are calculated based on individual payments of mortgage borrowers and we must estimate which borrowers are paying their regular principal and interest payments and other types of payments, such as prepayments from refinancing or sales.

We also made conforming revisions to our disclosure regarding custodial depositary institutions on page 154 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis

2010 Corporate Performance Goals and Assessment…, page 213

26.	It appears that you have not disclosed the specific targets and/or actual results for certain performance measures. Please tell us what the targets and results were for each of the performance measures and confirm that you will include them in future filings. To the extent you have not disclosed that information because you believe such disclosure would cause competitive harm, please provide us with a detailed analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the goals and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance. We also note that you have not discussed how difficult it will be to achieve the performance metrics that are not disclosed. Tell us why that information is not included if you are relying on Instruction 4 to Item 402(b) of Regulation S-K.

We respectfully advise the Staff that the Compensation Discussion and Analysis included in our 2010 Form 10-K (“2010 CD&A”) disclosed the specific targets and actual results for all performance measures that were material to the Compensation Committee’s and Board of Directors’ 2010 executive

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compensation decisions. We did not rely on Instruction 4 to Item 402(b) to exclude any information relating to the company’s performance against its goals and subgoals.

As described in our 2010 CD&A, we had three overall qualitative corporate performance goals. We also had numerous subgoals – both quantitative and qualitative – underlying our performance goals. In addition, many of these underlying subgoals had multiple underlying quantitative or qualitative objectives associated with the subgoal. Our 2010 CD&A described each of our target goals and subgoals and summarized the results for each goal and subgoal. We believe that our 2010 CD&A’s description of these goals and subgoals, and the company’s performance against these goals and subgoals, provided the appropriate level of detail for an investor to understand the factors that were material to the Compensation Committee’s 2010 executive compensation decisions. In addition, as described in our 2010 CD&A, the Compensation Committee also considered additional factors outside of our performance against these goals and subgoals in determining performance-based executive compensation for 2010. For example, the Compensation Committee took into account the foreclosure process deficiencies of servicers, lawyers and other service providers that were discovered in 2010 in determining that the company had only partially met its subgoal relating to the management of its credit book of business.

Form 10-K for the fiscal year ended December 31, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis

2010 Corporate Performance Goals and Assessment…, page 213

27.	We note that for the corporate subgoal of providing single-family liquidity your Board of Directors established a target of 33% market share of new single-family mortgage-related securities issuances in 2010. We note your disclosure on page 213 that you “significantly” exceeded that target with a 44% market share. We also note that your market share of new single-family mortgage-related securities issuances equaled 46% in 2009 and 45% in 2008. Please describe the factors your Board of Directors considered in establishing that corporate performance target at a level significantly lower than your actual performance in the prior two fiscal years. In addition, on page 210 you state that your “executive compensation program is intended to drive a pay for performance environment…” and on page 208 you state that a “key objective of [your] compensation program is to tie pay to performance.” Please describe how the 33% market share target accomplishes those objectives.

We set our single-family market share subgoal at a level that we believed was appropriate given our expectations at the time. Macroeconomic factors outside of our control significantly affect our market share. Although our market share had been significantly higher than the target in the last two years, at the time we determined our 2010 corporate goals, we expected that there would be a significant drop in refinance activity for the remainder of 2010, which we believed would reduce our market share from those levels. Refinances constituted 80% of our single-family acquisitions in 2009. Because we expected there would be a significant shift in mortgage originations towards purchase activity, and away from refinance activity, we expected to lose market share to Ginnie Mae and the Federal Housing Authority, as they offered lower pricing on a significant portion of purchase money mortgages. Ultimately, there were

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significantly more refinances than we expected in 2010, resulting in a higher than expected single-family market share.7

Moreover, our market share of single-family mortgage-related securities issuances in the last ten years has ranged from as low as 23.5% in 2005 to as high as 46.3% in 2009. At the time we set our 2010 corporate performance targets, we were uncertain as to whether private-label mortgage-related securities issuances might increase from current levels. Our high single-family market share in 2008, 2009 and 2010, as compared to our substantially lower market share in 2004, 2005, 2006 and 2007, in part reflected the exit of private-label issuers of mortgage-related securities from the market in late 2007. If private-label issuers had begun to re-enter the market, our 2010 single-family market share likely would have been negatively affected.

In addition, our single-family market share subgoal was to be balanced by prudent lending and pricing considerations. Our goal was to set a market share target that would allow us to provide meaningful liquidity to the mortgage market, while also permitting us to maintain the credit quality and expected economic returns of our new single-family acquisitions. We believed that setting our single-family market share target at 33% would accomplish all of these objectives. We met all of these objectives, exceeding our 33% market share target while actively balancing this market position with prudent lending and pricing.

We believe our single-family market share target of 33% accomplished our objectives of tying pay to performance for several reasons. As noted above, at the time we set this subgoal, we believed the level of this target was appropriate given our expectations of changes in the macroeconomic environment that we expected would negatively impact our market share. In addition, the single-family market share subgoal was only one of numerous subgoals underlying our three primary corporate goals. The Board of Directors and Compensation Committee consider the company’s performance in meeting all of its goals and subgoals, as well as additional factors (such as the operating environment under which goals are or are not achieved), in evaluating the company’s performance and determining what compensation to award. For example, as described in our 2010 CD&A, despite the company’s strong performance with respect to its liquidity subgoal, the Compensation Committee determined that the performance-based portion of 2010 executive compensation would be paid at 90% of target, rather than 100%. In making this determination, the Compensation Committee considered not only our performance against our 2010 corporate goals and subgoals, but also considered additional factors outside of our performance against our goals and subgoals. The Board of Directors and FHFA reviewed and approved the Compensation Committee’s determination.

Form 10-K for the fiscal year ended December 31, 2010

Item 15. Exhibits, Financial Statement Schedules

28.	Please tell us why you have not filed the December 31, 2010 agreement you entered into with Bank of America, N.A. and affiliates to address outstanding repurchase requests for residential mortgage loans.

[7]

Our April 2010 housing outlook noted our expectation that there would be approximately $567 billion in refinances in the overall housing market in 2010, which would constitute 44% of mortgage originations in 2010. Ultimately, there were $1.1 trillion in refinances in the overall housing market in 2010, which constituted 68% of 2010 mortgage originations.

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We did not file the referenced agreement with Bank of America, N.A. as an exhibit to our 2010 Form 10-K because it is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K. The agreement with Bank of America, which resolved certain outstanding repurchase requests we had made to Bank of America, is a type of agreement that ordinarily accompanies the kind of business we conduct. Further, the agreement meets none of the exceptions set forth in Item 601(b)(1)(ii)(A) -(D) of Regulation S-K. Accordingly, the agreement was not required to be filed as an exhibit to our Form 10-K.

Our mortgage seller/servicers are obligated to repurchase loans or foreclosed properties from us, or reimburse us for losses, under certain circumstances (such as if it is determined that loan representations and warranties have been violated). Accordingly, we make repurchase requests to our mortgage seller/servicers regarding loans that they have delivered to us in the ordinary course of our business. We have entered into several agreements with our mortgage seller/servicers in recent years to resolve outstanding repurchase requests. For example, in December 2010 we entered into both the referenced agreement with Bank of America, as well as a similar agreement with certain wholly-owned subsidiaries of Ally Financial, Inc.

We note that the Current Report on Form 8-K that we filed with respect to this agreement was filed pursuant to Item 8.01, not Item 1.01, in light of our determination that the agreement is not a “material contract” within the meaning of Item 601(b)(10). In addition to issuing a news release regarding the transaction, we filed an Item 8.01 Form 8-K in order to ensure that information regarding the transaction was widely disseminated to our security holders.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents and Statements of Cash Flows, page F-17

29.	We note your disclosure that “Other, net” in the operating activities section of the statements of cash flows contains a $6.6 billion adjustment to increase net cash used in operating activities due to some servicer and consolidation related transactions that were not appropriately reflected in your condensed consolidated statements of cash flows for the three, six and nine month periods ended March 31, June 30, and September 30, 2010. Please tell us in more detail the nature of the errors that lead to these adjustments to the statements of cash flows and clarify why they are reflected as part of “Other”. Also, given the large balance of “Other, net” in the operating section of the statements of cash flows (representing 26% of operating cash flows, even after the error is excluded), please tell us the nature of the remaining items included within this balance.

When we purchase a delinquent loan from an unconsolidated MBS trust, we record a liability to fund the purchase of the loan and correspondingly record a balance for loans held in our portfolio. In the statement of cash flows, we reported the change in this liability as an operating activity on the line “Other, net” and the increase in our mortgage loans as an investing activity as “Purchases of loans held-for-investment.” Beginning in 2010, upon the adoption of the new consolidation accounting standards, we consolidated the substantial majority of Fannie Mae MBS trusts. Accordingly, the activity from the above transactions that related to purchases of loans from newly consolidated MBS trusts should have been eliminated and not disclosed in the statement of cash flows. However, we did not eliminate disclosure of the outstanding payable as of December 31, 2009, which was paid in January of 2010, for the above activity. We identified the error in 2010 and we corrected our statement of cash flows in our

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2010 Form 10-K. Because this was a non-recurring one-time item related to adoption of the new consolidation accounting standards we included the activity in “Other, net.”

For the year ended December 31, 2010, we disclosed $13.8 billion of “Other, net” in our net cash used in operating activities section of our statement of cash flows, which primarily consisted of payables for servicer advances and disbursements related to REO operations. During 2010, we reimbursed servicers $7.4 billion related to principal and interest advances. Per our servicing agreements with the primary mortgage servicer, the servicers advance principal and interest on missed payments to us and we are responsible for reimbursing the servicer for amounts that ultimately are not collected from the borrower. This payable for servicer advances increases each month of delinquency until we buy the loans from the MBS trusts and payments to trust certificate holders are no longer required. The majority of these reimbursements occurred in the first half of the year, when we purchased the significant majority of loans four or more months delinquent from MBS trusts. Many of these loans were significantly more than four months delinquent causing the advances on these loans to be high. We were aware during the preparation of the 2010 Form 10-K that servicer reimbursements would not be material to future periods as we planned to continue purchasing delinquent loans from our MBS trusts each month and the majority of these loans were not expected to be more than four months delinquent upon purchase. Therefore, we did not separately disclose this amount in the 2010 Form 10-K statement of cash flows and included it in “Other, net.” In addition, we reimbursed servicers $5.3 billion related to foreclosed property operations. These reimbursements typically include costs of holding foreclosed property, costs related to foreclosure procedures, expenses related to preforeclosure sales, and other expenses related to foreclosure activity.

Form 10-K for the fiscal year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-8

Notes to Consolidated Financial Statements

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase, page F-18

30.	We note your accounting policy disclosure for repurchase agreements on page F-18 where you state that for those transactions that do not meet all of the conditions of a secured financing you account for the transaction as a purchase or sale. We also note your disclosure on page F-16 that you enter into repurchase agreements, including dollar roll transactions, which you account for as secured borrowings. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions during 2008, 2009, 2010, and first half of 2011 as sales for accounting purposes in your financial statements and if so, provide the accounting analysis supporting your conclusion. Additionally, for those repurchase agreements accounted for as sales, please quantify the amount qualifying for sales accounting at each quarterly balance sheet date for each of the past two years as well as the average amount of repurchase agreements qualifying for sales accounting as of December 31, 2010 and 2009.

Repurchase agreements that (1) involve securities that were issued by an unconsolidated trust, (2) are settled by the physical delivery of securities, and (3) meet the “substantially the same” criteria are accounted for as a secured financing. The majority of our repurchase agreements do not meet the criteria to receive financing treatment, as they fall into one of the following categories:

•	The repurchase agreements involve securities issued by consolidated Fannie Mae MBS trusts that are accounted for as issuances and extinguishments of debt; and

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•

The repurchase agreements involve securities issued by unconsolidated entities that are settled, in whole or in part, on a net basis prior to the original contractual settlement date such that the actual settled trades will not meet the “substantially the same” criteria in ASC 860-10-40-24(a).

Our repurchase agreements that were accounted for as purchases and sales as of each quarterly balance sheet date for the past two years are not material to our consolidated financial statements. Therefore, we respectfully submit that providing incremental quantitative disclosure regarding this activity would not be meaningful to our investors.

The following discussion provides an analysis of our accounting for the categories of repurchase agreements that did not receive financing treatment.

Accounting for repurchase agreements and dollar rolls involving consolidated Fannie Mae trusts

Our traders enter into repurchase agreements, specifically dollar rolls, which involve commitments to execute purchase and sell trades of mortgage-backed securities. Because much of the To Be Announced (“TBA”) collateral for a dollar roll transaction is issued by Fannie Mae, the majority of our dollar roll trades involve collateral that is issued by our single-class securitization trusts. Substantially all of these trusts are consolidated and therefore, we recognize the loan collateral underlying the trust as an asset (i.e., loans of consolidated trusts) and the MBS securities issued by the trust as a liability (i.e., debt of consolidated trusts) in our consolidated balance sheets. Thus, when we transfer the securities issued by our consolidated MBS trusts, we account for the transfer of the securities as the extinguishment or issuance of the related consolidated MBS debt that has been issued by those trusts. This activity is included in our disclosures related to MBS debt in “Note 9 – Short-Term Borrowings and Long-Term Debt.”

Accounting for repurchase agreements and dollar rolls involving unconsolidated entities

We also enter into repurchase agreements and dollar rolls of securities issued by parties other than us (e.g., Freddie Mac). We initially account for most of these trades as derivatives in our financial statements, since we record our forward commitments to buy and sell the mortgage-related securities for both the purchase and sell trades in our financial statements at the trade date. However, most commitments are settled prior to the trade’s contractual settlement date such that all or a portion of the securities will not be delivered according to the terms of the original trade. Such a full or partial settlement agreement may alter either the primary obligor or the unpaid principal balance of either leg of the trade, causing it to fail to meet the “substantially the same” criteria. For example, we may settle a trade on a net basis directly with the counterparty through an agreement to settle (in whole or in part) by delivering or receiving net cash rather than the securities per the original trades. When such a settlement occurs, the contemporaneous purchase and sell trades no longer meet the “substantially the same” criteria necessary for secured financing treatment, and any remaining transfers are accounted for as purchases or sales of securities. As these purchase and sale commitments are recorded as mortgage commitment derivatives, this activity is included in our disclosures related to forward commitments to purchase and sell mortgage-related securities in “Note 10 – Derivative Instruments and Hedging Activities.”

For those commitments that are not settled prior to the contractual settlement date for the first trade (i.e., the “front leg”), we perform an assessment as to whether the two trades meet the “substantially the same” criteria under ASC 860-10-40-24(a). In performing this assessment, we evaluate whether both the purchase and sale trades have the same primary obligor, form and type, maturity, interest rate, collateral,

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and unpaid principal balance, and thus meet all of the criteria to be considered substantially the same under that guidance. If the “substantially the same” criteria is met as of the front leg settlement date, we will account for the transaction as a secured financing and extinguish both the purchase and sale commitments as of that date.

We note that you have requested that we revise our future filings to disclose incremental information about repurchase agreements, including dollar roll transactions, that qualify for sales accounting. In response to the Staff’s comment, we will replace the disclosure that appeared on page F-18 of our 2010 Form 10-K under the heading “Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase” in “Note 1 – Summary of Significant Accounting Policies” with substantially the following disclosure in our 2011 Form 10-K:

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Securities issued by consolidated entities

We account for transfers of securities issued by consolidated MBS trusts, including securities purchased under agreements to resell and securities sold under agreements to repurchase, as issuances or extinguishments of the related consolidated MBS debt in our consolidated financial statements.

Securities issued by unconsolidated entities

We evaluate repurchase agreements, including dollar roll transactions, involving contemporaneous purchase and sale trades of securities issued by unconsolidated trusts to determine whether such agreements should be recorded as secured financings or as purchases and sales of securities.

When we enter into such agreements, we first record derivatives in our financial statements for both the purchase and sale trades at the trade date to reflect our forward commitments to buy and sell the mortgage-related securities. Subsequent to the trade date, but prior to the contractual settlement date, we may fully or partially settle the forward purchase or sale commitments such that all or a portion of the securities will not be delivered according to the terms of the original trade. When such a settlement occurs, the contemporaneous purchase and sale trades no longer meet the “substantially the same” criteria as necessary for secured financing treatment, and the remaining transfers are accounted for as purchases or sales of securities as described in the “Investments in Securities” subsection of this Note.

For those commitments that are not settled prior to the contractual settlement date for the first trade, we assess whether both the purchase and sale trades have the same primary obligor, form and type, maturity, interest rate, collateral, and unpaid principal balance, and thus meet all of the criteria to be considered substantially the same. If the “substantially the same” criteria are met as of the settlement date for the first trade, we will account for the transaction as a secured financing and extinguish both the purchase and sale commitments as of that date.

We will also continue to disclose all of our repurchase agreement and dollar roll activity that was treated as a secured financing in the “Collateral” sub-section of “Note 1 – Summary of Significant Accounting Policies” in our 2011 Form 10-K. However, we respectfully submit that providing incremental quantitative disclosure regarding this activity would not be meaningful to our investors, given that our

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repurchase agreements that are accounted for as either purchases or sales as of each quarterly balance sheet date for the past two years are not material to our consolidated financial statements.

Form 10-K for the fiscal year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-8

Notes to Consolidated Financial Statements

Nonaccrual Loans, page F-20

31.	We note your nonaccrual loan policy where you state you discontinue accruing interest on single-family and multifamily loans when you believe collectability of principal or interest is not reasonably assured. Also, we note that when you have doubt regarding the ultimate collectability of the remaining recorded investment you apply any payment received to reduce the principal and that you return a loan to accrual status when the collectability of principal and interest is reasonably assured. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the collectability of principal or interest is not reasonably assured and when you have doubt regarding the ultimate collectability of the remaining recorded investment. Additionally, disclose how you determine that collectability is reasonably assured in order to return a nonaccrual loan to accrual status. Specifically, disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status. Refer to ASC 310-10-50-6(a) to (c).

We replaced the disclosure that appeared on pages F-20-F-21 of our 2010 Form 10-K under the heading “Nonaccrual Loans” in “Note 1 - Summary of Significant Accounting Policies” with the following disclosure on page 111 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

Nonaccrual Loans

We discontinue accruing interest on loans when we believe collectability of principal or interest is not reasonably assured, which for single-family loans we have determined, based on our historical experience, to be when the loan becomes two months or more past due according to its contractual terms. We place multifamily loans on nonaccrual status when the loan is deemed to be individually impaired, unless the loan is well secured such that collectability of principal and accrued interest is reasonably assured.

When a loan is placed on nonaccrual status, interest previously accrued but not collected becomes part of our recorded investment in the loan and is collectively reviewed for impairment. For single-family loans, we recognize interest income for loans on non-accrual status when cash is received. For multifamily loans that are individually impaired, we apply any payment received on a cost recovery basis to reduce principal on the mortgage loan unless the loan is determined to be well secured.

We return a single-family loan to accrual status at the point that the borrower has made sufficient payments to reduce their delinquency below our nonaccrual threshold. For modified single-family loans, the loan is not returned to accrual status until the borrower successfully makes all required payments during the trial period (generally three to four months) and the modification is made permanent. We return a multifamily loan to accrual status when the borrower cures the

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delinquency of the loan or we otherwise determine that the loan is well secured such that collectability is reasonably assured.

For discussion of interest accrual on restructured loans, please refer to our response to Comment 40.

Form 10-K for the fiscal year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-8

Notes to Consolidated Financial Statements

Restructured Loans, page F-21

32.	We note your disclosure that you may make loan modifications that are not considered TDRs, which you then evaluate to determine whether the modification is more than minor in order to determine whether the loan should be accounted for as an extinguishment of the previously issued loan and the recognition of a new loan. Please tell us the amount of loan modifications which are not deemed to be TDRs but are accounted for as extinguishments of the previously issued loan, and describe the common types of scenarios where this accounting is applied.

For the six months ended June 30, 2011 and the years ended December 31, 2009 and 2010, substantially all of the modifications we completed were accounted for as TDRs. Loan modifications that we did not deem to be TDRs but rather which we accounted for as extinguishments of the original loan and the recognition of a new loan (i.e., a “more than minor” modification under ASC 310-20-35-11) represented less than 1% of all modifications completed during the six months ended June 30, 2011 and the years ended December 31, 2009 and 2010, in terms of both loan count and the unpaid principal balance of the loans. Given the immaterial size of this population relative to the total modification population, we have deemed it unnecessary to discuss the details of this population in our filings. Additionally, as this does not represent a significant accounting policy to us, we intend to remove this discussion from our Summary of Significant Accounting Policies footnote disclosure beginning with our 2011 Form 10-K.

Historically, we have qualitatively evaluated most of our modification programs to determine if they were a TDR. However, we quantitatively evaluated certain other types of single-family modifications to determine if a concession had been granted based on the effective interest rate test in ASC 470-60-55-10. Specifically, if the borrower’s effective interest rate increased or stayed the same as a result of the modification, we concluded that a concession had not been granted and thus the modification was not a TDR. For such modifications, we then assessed if the modification was considered “more than minor.” Common types of scenarios where “more than minor” modification accounting is applied include those involving only the capitalization of past due amounts or the conversion of an adjustable-rate loan to a fixed-rate loan resulting in an increase in the loan’s effective interest rate.

Beginning with the adoption of ASU 2011-02 in the third quarter of 2011, and retroactively for all of 2011, we no longer apply the borrower effective interest rate test to any of our modifications. Rather, we qualitatively evaluate all modifications to determine if a concession has been granted to a borrower experiencing financial difficulty and therefore should be accounted for as a TDR.

Form 10-K for the fiscal year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-8

Notes to Consolidated Financial Statements

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Multifamily Loans, page F-24

33.	We note you identify multifamily loans for evaluation for impairment through a credit risk classification process and individually assign them a risk rating. Also, we note that the credit risk ratings are based on the relevant observable data about a borrower’s ability to pay, including LTVs and debt service coverage ratio, and each rating is assigned certain default and severity factors that determine the allowance for multifamily loans. Please address the following:

•	Tell us and revise to disclose a description of the credit risk classification process and the risk rating scale;

•	Tell us and revise to disclose the risk ratings that require a multifamily loan to be evaluated for impairment; and

•

Explain how you determined that the credit risk ratings did not meet the definition of a credit quality indicator for the multifamily segment. Refer to ASC 310-10 for the definition of a credit quality indicator.

In response to the Staff’s comment, we will clarify and revise the disclosure in the “Allowance for Loan Losses and Reserve for Guaranty Losses – Multifamily Loans” sub-section of “Note 1 - Summary of Significant Accounting Policies” on page F-24 in our 2010 Form 10-K to read substantially as follows in our 2011 Form 10-K:

Multifamily Loans

We identify multifamily loans for evaluation for impairment through a credit risk ~~classification~~assessment process ~~and individually assign them a risk rating~~. Based on this evaluation, we determine for loans that are not in homogeneous pools whether or not a loan is individually impaired. We consider a loan to be impaired when, based on current information gathered in our risk assessment process, it is probable that we will not receive all amounts due, including interest, in accordance with the contractual terms of the loan agreement. If we ~~deem~~determine that a multifamily loan ~~to be~~is individually impaired, we generally measure impairment on that loan based on the fair value of the underlying collateral less estimated costs to sell the property ~~on a discounted basis~~. If we determine that an individual loan that was specifically evaluated for impairment is not individually impaired, we include the loan as part of a pool of loans with similar characteristics that are evaluated collectively for incurred losses.

We stratify multifamily loans into different internal risk ~~rating~~ categories based on the credit risk inherent in each individual loan. We categorize loan credit risk based on relevant observable data about a borrower’s ability to pay, including multifamily market economic fundamentals, review~~s~~ of available current borrower financial information (e.g., current debt service coverage ratios), operating statements on the underlying collateral, historical payment experience, estimates of the current collateral values ~~when appropriate,~~ and other related credit documentation. ~~Multifamily~~ As a result of this analysis, multifamily loans ~~that~~ are categorized ~~into pools based on their relative credit risk ratings are assigned~~ based on management’s judgment into the following categories: (1) Green (loan with acceptable risk); (2) Yellow (loan with signs of potential weakness); (3) Orange (loan with a well-defined weakness that

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may jeopardize the timely full repayment); and (4) Red (loan with a weakness that makes timely collection or liquidation in full highly questionable based on existing conditions and values). We evaluate loans in the orange and red categories to determine which ones are individually impaired.

For each risk category, certain observed default probability and loss severity (in event of default) factors ~~representative of the credit risk inherent in each risk category. We apply these factors~~, based on historical performance of loans in the same risk category, are applied against our recorded investment in the loans, including recorded accrued interest associated with such loans, to determine an appropriate allowance. ~~As part of our allowance process for multifamily loans, we also consider other factors based on observable data such as historical charge-off experience, loan size and trends in delinquency.~~ Such performance data considers historical delinquencies and charge-offs, as well as loan size. In addition, we consider any credit enhancements such as letters of credit or loss sharing arrangements with our lenders.

We also revised the multifamily disclosures in “Note 3 – Mortgage Loans” on page 120 of our Third Quarter 2011 Form 10-Q to include the following new disclosures regarding our internal credit risk categories as our sole credit quality indictor:

The following table displays the total recorded investment in our multifamily HFI loans, excluding loans for which we have elected the fair value option, by credit quality indicator as of September 30, 2011 and December 31, 2010. We stratify multifamily loans into different internal risk rating categories based on the credit risk inherent in each individual loan. We categorize loan credit risk based on relevant observable data about a borrower’s ability to pay, including multifamily market economic fundamentals, review of available current borrower financial information (e.g. current debt service coverage ratios), operating statements on the underlying collateral, historical payment experience, estimates of the current collateral values and other related credit documentation. As a result of this analysis, multifamily loans are categorized based on management’s judgment into the following categories: (1) Green (loan with acceptable risk); (2) Yellow (loan with signs of potential weakness); (3) Orange (loan with a well defined weakness that may jeopardize the timely full repayment); and (4) Red (loan with a weakness that makes timely collection or liquidation in full highly questionable based on existing conditions and values). We evaluate loans in the orange and red risk rating categories to determine which ones are individually impaired. The multifamily credit quality indicator is updated quarterly.

	As of
	September 30, 2011(1)	December 31, 2010(1)
	(Dollars in millions)
Credit risk profile by internally assigned grade:
Green	$127,551	$117,388
Yellow(2)	29,567	34,651
Orange	17,924	18,075
Red	1,991	2,400

Total	$177,033	$172,514

(1)	Recorded investment consists of the following: (a) unpaid principal balance; (b) unamortized premiums, discounts and other cost basis adjustments; and (c) accrued interest receivable.
(2)	Includes approximately $9.1 billion and $9.7 billion of unpaid principal balance as of September 30, 2011 and December 31, 2010, respectively, classified solely due to past due financial information.

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Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Adoption of the New Accounting Standards on the Transfers of Financial Assets and Consolidation of Variable Interest Entities, page F-36

34.	We note your disclosure here that you consolidated the “substantial majority” of your single-class securitization trusts upon adoption of the new accounting standards on the transfer of financial assets and consolidation of VIEs. Please tell us and revise future filings to describe in more detail the key differences in the nature/amount of the variable interests held, or the powers you have and how they were obtained, which resulted in the consolidation of only certain of your single-class securitization trusts.

We consolidate our single-class securitization trusts when our role as guarantor and master servicer provides us with the power to direct the loss mitigation activities that impact the credit risk to which we are exposed. We are able to direct the loss mitigation activities for nearly all of our trusts because we establish the guide that governs the servicing of the loans held in our trusts and monitor our direct servicers’ management of those loans. However, our ability to direct these matters is dependent on the collateral securitized.

In certain single-class securitization trusts, we securitize loans that have been credit enhanced via a guaranty or other insurance placed by a government agency or other entity (e.g., the Federal Housing Administration (FHA) and the Veterans Administration (VA)). When a loan is credit enhanced by such an organization, the corresponding amount of the insurance or guarantee substantively reduces our exposure to credit risk. Although we are still the master servicer for these trusts, the organizations that credit enhance the loans require them to be serviced in accordance with their servicing guide(s) in order to maintain the guaranty or insurance coverage. Thus, our servicing guide directs servicers to follow the loss mitigation activities that those entities make available and approve. Furthermore, we are not involved in the selection of the loss mitigation alternatives offered by the respective organization. Thus, when the permitted servicing activities of loans are ultimately directed by other organizations, we concluded that we do not have the power to direct the activities most significant to the trust and thus should not consolidate the trust.

As of September 30, 2011 and December 31, 2010, the population of unconsolidated single-class securitization trusts represented less than 1% of our total single-class securitization trusts, and thus we have deemed it unnecessary to provide additional disclosure of this activity in our filings. However, we will revise our disclosure in “Note 1 - Summary of Significant Accounting Policies” and the first paragraph of “Note 2 - Adoption of the New Accounting Standards on the Transfers of Financial Assets and Consolidation of Variable Interest Entities” of our 2011 Form 10-K substantially as follows in response to the Staff’s comment:

Change to Note 1:

Single-Class Securitization Trusts

Our single-class securitization trusts are trusts we create to issue single-class Fannie Mae MBS that evidence an undivided interest in the mortgage loans held in the trust. Investors in single-class Fannie Mae MBS receive principal and interest payments in proportion to their percentage

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ownership of the MBS issuance. We guarantee to each single-class securitization trust that we will supplement amounts received by the single-class securitization trust as required to permit timely payments of principal and interest on the related Fannie Mae MBS. This guaranty exposes us to credit losses on the loans underlying Fannie Mae MBS.

We create single-class securitization trusts through both our lender swap and portfolio securitization transaction programs. A lender swap transaction occurs when a mortgage lender delivers a pool of single-family mortgage loans to us, which we immediately deposit into an MBS trust. The MBS are then issued to the lender in exchange for the mortgage loans. A portfolio securitization transaction occurs when we purchase mortgage loans from third-party sellers for cash and later deposit these loans into an MBS trust. The securities issued through a portfolio securitization are then sold to investors for cash. We consolidate ~~most of the~~ single-class securitization trusts that are issued under these programs ~~because~~when our role as guarantor and master servicer provides us with the power to direct matters, such as the servicing of the mortgage loans, that impact the credit risk to which we are exposed. In contrast, we do not consolidate single-class securitization trusts when other organizations have the power to direct these activities (e.g., when the loan collateral is subject to an FHA guarantee and related servicing guide).

Change to Note 2:

Effective January 1, 2010, we prospectively adopted the new accounting standards on the transfer of financial assets and the consolidation of VIEs for all VIEs existing as of January 1, 2010 (“transition date”). The new accounting standards removed the scope exception for QSPEs and replaced the previous consolidation model with a qualitative model ~~for~~focused on power and exposure when determining the primary beneficiary of a VIE. ~~Upon adoption of the new accounting standards, we consolidated the substantial majority of our~~For substantially all of our single-class securitization trusts, our role as guarantor and master servicer provides us with the power to direct matters (primarily the servicing of the mortgage loans) that impact the credit risk to which we are exposed; therefore we consolidated these trusts upon adoption of the new accounting standards. In contrast, we do not consolidate single-class securitization trusts~~, which~~ when other organizations have the power to direct these activities. The adoption of the new accounting standards had significant impacts on our consolidated financial statements. The key financial statement impacts are summarized below.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 4. Mortgage Loans, page F-50

35.	We note that as of December 31, 2010 your loans on nonaccrual status were $170.4 billion and your impaired loans were $148.0 billion. TDRs on non-accrual status and included in both classifications were $72.5 billion and accruing TDRs, which are only included in impaired loans, were $58.1 billion. We note from your nonaccrual accounting policy disclosure on page F-20 that nonaccrual loans are loans that you believe collectability of principal or interest is not reasonably assured unless the loan is well secured and in the process of collection. Considering that this definition is similar to your definition for impaired loans disclosed on pages F-23 and F-24 and in ASC 310-10-35-16, please reconcile for us the difference between nonaccrual loans and impaired loans.

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The difference between our nonaccrual and impaired loan populations primarily relate to two categories of single-family loans:

1.	Single-family loans that do not meet the criteria to be considered individually impaired, per the scope exceptions provided for in ASC 310-10-35-13, but whose delinquency status exceeds our current nonaccrual threshold such that the accrual of interest income is no longer appropriate. Specifically, we consider our single-family loans to represent a large group of smaller-balance homogeneous loans that are collectively evaluated for impairment unless a loan is modified in a TDR or is credit-impaired at acquisition. Only then would the single-family loan be considered to be individually impaired. Otherwise, it remains within our collective reserve, regardless of accrual status.

2.	Single-family loans modified in a TDR or classified as credit-impaired at acquisition where the borrower has made sufficient payments to reduce their delinquency below our nonaccrual threshold and thus the loan is returned to accrual status (see our response to Comment 34 for additional information on our nonaccrual thresholds). Such loans will be classified as individually impaired throughout their remaining life regardless of accrual status. For example, if a TDR loan is performing in accordance with the modified terms, that loan will generally be on accrual status but still classified as individually impaired.

We believe the differences between our nonaccrual and individually impaired loan populations are consistent with the differences that exist within the accounting literature for these related but distinct classifications. Please refer to the reconciliation below:

	Recorded Investment
	As of
	June 30,2011	December 31, 2010
	(dollars in millions)
Mortgage loans on nonaccrual status	$150,841	$170,358
Add:
Individually impaired loans that are not TDRs	1,325	1,483
Individually impaired TDRs and credit-impaired loans on accrual status	98,242	84,849
Less:
Mortgage loans on nonaccrual but not individually impaired	(93,905)	(108,648)

Individually impaired mortgage loans	$156,503	$148,042

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 4. Mortgage Loans, page F-50

Credit Quality Indicators, page F-59

36.	We note your credit quality indicators for multifamily loans are LTV ratios and debt service coverage ratios as of the origination date. We note your disclosure on page 168 that you monitor the performance and risk of your multifamily loans and the underlying properties on an ongoing basis throughout the life of the investment at the loan, property, and portfolio level. We also note your disclosure on page F-113 that you generally require servicers to submit periodic property operating information and condition reviews, which allow you to monitor the performance of individual loans and to help you evaluate the credit quality of your portfolio and to identify potential problem loans. Please tell us whether you review current LTV ratios and debt service coverage ratios as part of your ongoing monitoring of the multifamily segment, or some other credit quality indicator that is updated on a current basis. If so, please revise your multifamily credit quality indicators disclosure to include the most current LTV ratio and debt service coverage ratio, too.

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We use our internal credit risk categories to monitor the credit quality of the multifamily loans in our book of business. These risk categories take into consideration the borrower’s current financial information (e.g., current debt service coverage ratio), operating statements on the underlying collateral, historical payment experience, estimates of the current collateral value8, and other related credit documentation. As discussed in our response to Comment 33, we revised the multifamily disclosures in “Note 3 – Mortgage Loans” on page 120 of our Third Quarter 2011 Form 10-Q to include these risk categories as the sole credit quality indicator for our multifamily book.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 20. Commitments and Contingencies, page F-134

37.	We note that for the vast majority of litigation matters discussed here you have not provided any discussion of the possible loss or range of possible loss, which appears unusual given the different stages of each of the litigation matters discussed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim, such as details regarding the total amount of damages claimed when known.

In identifying and quantifying possible loss for purposes of disclosure, our analysis of each litigation matter considers a variety of factors including, but not limited to, the facts in dispute in a particular matter, our analysis of the relevant statutes or case law and their likely applicability to the matter, our possible legal defenses, our litigation strategies, pending or contemplated motions and/or rulings, the procedural posture of the case, available evidence and opportunities for settlement. We base the analysis on management’s best judgment of each litigation matter upon advice of, and in consultation with, both internal and external counsel. Thus, we frequently base this analysis on privileged information.

[8]

Our internal estimates of current property values are calculated by what we consider to be blunt tools that determine if property values are deteriorating in a specific metropolitan statistical area. Such tools are not refined enough to produce a reliable estimate of the property’s current value; therefore, we do not place significant reliance on these estimates. We obtain a more refined valuation once we expect repayment of the loan through the sale of the underlying collateral or as a part of a refinancing evaluation. At such time, we generally obtain an appraisal or broker price opinion to determine the fair value of the collateral.

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Additionally, our analysis considers factors relating to our conservatorship and assertions made by our regulator and conservator, FHFA. In particular, we note, as described in our Second Quarter 2011 Form 10-Q on page 19, that FHFA adopted a regulation on June 20, 2011, providing in part that FHFA would give claims by our current or former shareholders against us the lowest priority should we be placed into receivership; and that, while we are in conservatorship, FHFA will not pay claims by our current or former shareholders, unless the Director of FHFA determines that it is in the interest of the conservatorship. 76 Fed. Reg. 35724. FHFA first published this regulation for notice and comment nearly a year ago and it reflects FHFA’s long-held belief about our potential liability for the pending securities litigation claims described in our disclosures. Indeed, most recently, the conservator filed a motion for a stay in the securities litigation pending in Washington, D.C. and a letter requesting a pre-motion conference in the securities litigation pending in New York, where it asked the respective courts to stay the litigation as FHFA contends continuing the litigation is a waste of resources given that we will not be permitted to pay any judgment in either case.

After considering the relevant factors as described above, we have concluded that for our litigation matters, including the litigation matters that are set forth and described in our “Commitments and Contingencies” footnotes in our 2010 Form 10-K and Second Quarter and Third Quarter 2011 Form 10-Qs, we cannot estimate possible loss or range of possible loss. Such an estimate would require us to speculate about what plaintiffs might do, assess novel claims or claims that are at preliminary stages of adjudication, evaluate the likelihood of FHFA prevailing in its position about its ability to preclude payment of certain losses, or assess future actions or decisions that could be viewed as unlikely or unusual. Further, given the nature of our business, in our experience, material litigation matters tend to be highly complex, volatile, and slow in developing, and the possible loss or range of loss in such matters usually remains difficult to estimate until late in the proceedings. As we could not determine possible loss or a range of loss in connection with the litigation disclosed in our Third Quarter 2011 Form 10-Q, we included in such Form 10-Q a statement that we were unable to estimate the reasonably possible loss or range of loss on such litigation matters in response to the Staff’s comment.

To assist the readers of our financial statements, we have considered and will continue to consider in connection with future filings whether sufficient information exists such that we can, in our current description of the status of each matter set forth in the “Commitments and Contingencies” footnote, for each particular matter where the information is available, the amount of damages claimed or readily available information that pertains to the damages claimed. Such information would be provided to assist the financial statement users’ understanding of the potential magnitude of those matters. In this regard, we included the following disclosure on page 174 of our Third Quarter 2011 Form 10-Q regarding the damages claimed with respect to one of the securities litigation claims in response to the Staff’s comment, in addition to the statement that we were unable to estimate the reasonably possible loss or range of loss:

In re Fannie Mae Securities Litigation

. . . . In September and December, 2010, plaintiffs served expert reports claiming damages to plaintiffs under various scenarios ranging cumulatively from $2.2 billion to $8.6 billion. Given the substantial and novel legal questions that remain, including those raised by FHFA’s regulation and the Director of FHFA’s determination, we are currently unable to estimate the reasonably possible loss or range of loss arising from this litigation.

We note, however, that for each other litigation matter described in our Third Quarter 2011 Form 10-Q, the respective plaintiffs have not asserted a specific claim for damages. Further, we believe currently available information regarding the potential damages that may be asserted by the plaintiffs in such

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litigation matters is not reflective of the potential magnitude of losses and, accordingly, would not be meaningful information to investors. As a result, we did not include any such information in the Third Quarter 2011 Form 10-Q with respect to those matters. As stated above, we will continue to consider whether any such information would, in our judgment, be meaningful to investors and include such information when we believe it would be meaningful.

Form 10-Q for the quarterly period ended June 30, 2011

Total Loss Reserves, page 21

38.	We note your disclosure here that you updated your estimate of the reserve for guaranty losses related to private-label mortgage-related securities that you have guaranteed during second quarter of 2011. You state that you increased your focus on earlier stage delinquency as a driver of foreclosures in order to reflect changes to the foreclosure environment and the result was an increase of the reserve by $700 million, from $323 million at December 31, 2010. Also, we note the disclosures beginning on page 13 under “Foreclosure Delays and Changes in the Foreclosure Environment” and that the significant delays in foreclosures started in 2010. Please explain to us in greater detail how you changed your methodology to focus on earlier stage delinquencies by comparing and contrasting the two methods used at December 31, 2010 versus June 30, 2011. Additionally, in light of all of the steps you and your servicers are taking to avoid foreclosures, please tell us why earlier stage delinquency is a driver of foreclosure that necessitated such a large increase in the reserve.

Our methodology as of December 31, 2010 focused on foreclosure trends as the primary factor considered in estimating incurred losses. However, the foreclosure slowdowns have interrupted the normal flow of delinquent mortgages into foreclosure, and under our prior methodology, as a result of this artificial delay in losses caused by foreclosure slowdowns, our loss estimate for private-label mortgage-related securities that we have guaranteed had risen more slowly than the delinquency population in the pools backing the securities. In order to be more responsive to trends that we believe evidence credit deterioration, we revised our methodology on June 30, 2011 to focus on the degree and magnitude of delinquent collateral underlying the private-label mortgage-related securities.

We determined that the incorporation of delinquency and geographic information into our loss curve-based model would enhance our estimate of incurred credit losses. The update is more consistent with current credit conditions as it captures the rising trend in delinquency and recognizes that, as long as the foreclosure pipeline is constrained, advanced delinquency is a better measure of incurred loss.

The loans underlying private-label mortgage-related securities that we guarantee are not subject to our servicing guidelines and therefore would not be directly affected by actions we and our servicers are taking.

As a related matter, we revised the disclosure that appeared on page 21 of our Second Quarter 2011 Form 10-Q as follows on page 24 of our Third Quarter 2011 Form 10-Q to provide incremental context for our increased focus on delinquencies as an indicator of incurred losses:

In the second quarter of 2011, we updated our loan loss models to incorporate more recent data on prepayments of modified loans, which ~~contributed to~~resulted in an increase to our allowance for loan losses and an increase to credit-related expenses of approximately $1.5 billion. The change resulted in slower expected prepayment speeds, which extended the expected lives of

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modified loans and lowered the present value of cash flows on those loans. Also in the second quarter of 2011, we updated our estimate of the reserve for guaranty losses related to private-label mortgage-related securities that we have guaranteed to increase our focus on earlier stage delinquency ~~as a driver of foreclosures in order to reflect changes to the foreclosure environment~~, rather than foreclosure trends, as the primary driver in estimating incurred losses. We believe delinquencies are a better indicator of incurred losses compared to foreclosure trends because the recent delays in the foreclosure process have interrupted the normal flow of delinquent mortgages into foreclosure. This update resulted in an increase to our reserve for guaranty losses included within “Other liabilities” and an increase to credit related-expenses of approximately $700 million.

Form 10-Q for the quarterly period ended June 30, 2011

Provision for Credit Losses, page 28

39.	We note your disclosure on page 33 that a greater portion of your loss reserve for individually impaired loans was based on the fair value of the underlying collateral as of June 30, 2011 compared to June 30, 2010. Also, we note from your fair value disclosures that for the fair value of your nonperforming loans and foreclosed properties you have several valuation methods you can rely on including a proprietary distressed home price model, external third-party values, a derived property value estimation method, independent broker opinions, etc. Please address the following:

•

Tell us and revise to disclose how you chose the different methods to use in your measurement of impairment for collateral-dependent loans and foreclosed properties. As part of your expanded disclosure, please give some context on the most common methodologies utilized.

Collateral-dependent Loans

We do not typically obtain appraisals or broker price opinions for single-family loans prior to foreclosure. Rather, we typically use our proprietary home price model to determine the fair value of collateral used in the estimation of impairment for single-family collateral-dependent loans. This methodology is included in our hierarchy as discussed in our response to Comment 6. This proprietary model determines the value of the property using comparable transactions as adjusted for various factors such as location, time elapsed since the last sale and the condition of comparable properties. For multifamily collateral-dependent loans, we use appraisals and broker price opinions to determine the fair value of collateral used to estimate impairment. Refer to the “Mortgage Loans Held for Investment” sub-section in “Note 13 – Fair Value” on pages 164-165 of our Third Quarter 2011 Form 10-Q for our disclosure of how we determine the fair value of collateral used to determine impairment of our collateral-dependent loans.

Foreclosed Property

We have responded to the Staff’s comment on how we choose the different valuation methods in our determination of the fair value of foreclosed properties in our response to Comment 6. We will also enhance our disclosure in the “Acquired Property, Net and Other Assets” sub-section of “Note 19 – Fair Value” in our 2011 Form 10-K substantially as follows in response to the Staff’s comment:

Acquired Property, Net and Other Assets—Acquired property, net mainly represents foreclosed property received in full satisfaction of a loan net of a valuation allowance. Acquired property is initially recorded in our ~~condensed~~ consolidated balance sheets at its fair value less its estimated cost to sell. The initial fair value of foreclosed properties is determined using a hierarchy based

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on the reliability of available information. ~~The fair value estimate is based on the best information available at the time of valuation.~~ The hierarchy includes offers accepted, third-party interior appraisals, independent broker opinions, proprietary home price model values, and exterior broker price opinions. We consider an offer accepted on a specific foreclosed property to be the best estimate of its fair value. If we have not accepted an offer on the property we use a third-party valuation to determine fair value. Third-party valuation could be obtained from either an interior appraisal or an interior broker price opinion. Interior appraisals and broker price opinions are performed by evaluating the property based on both its interior and exterior condition. We obtain an updated third-party appraisal when a material change has occurred to the condition of the property or when the property has been taken off the market for an extended period of time.

When an accepted offer or a third-party valuation is not available, we generally utilize the home price values using our proprietary model to determine fair value. Our proprietary home price model determines the value of a property using comparable transactions after adjusting for factors such as location, time elapsed since the last sale, and the condition of comparable properties. In certain cases where we do not have sufficient inputs to generate model values, we obtain and rely on exterior third-party appraisals or exterior broker price opinions. Exterior appraisals and exterior broker price opinions are performed by evaluating the property only from the outside and are typically used when access to the property is restricted.

Appraisals and broker price opinions are kept current using a monthly walk forward process that updates them for any projected change in the value of the property. A majority of third-party values are updated by comparing the month-over-month difference in our proprietary home price model for that specific property and by applying the resulting percentage change to the prior month’s property value. If a price is not determinable through our proprietary home price model, we use a zip code level home price index to update the appraisals. The most commonly used methodologies in our valuation of acquired property are proprietary home price model and interior appraisals, which comprise approximately 70% of the population, while accepted offers account for approximately 20% of the population.

Estimated cost to sell is based upon historical sales ~~cost at a geographic level~~costs at a regional level. These costs primarily include broker fees, title expenses, seller representation expenses, and recording and transfer expenses.

Subsequent to initial measurement, the foreclosed properties that we intend to sell are reported at the lower of the carrying amount or fair value less estimated cost~~s~~ to sell. Foreclosed properties classified as held for use, included in ~~other~~ “Other assets” in our consolidated balance sheets, are depreciated and are impaired when circumstances indicate that the carrying amount of the property is no longer recoverable. ~~Acquired property held for use is included in other assets in our condensed consolidated balance sheets.~~ The fair values of our single-family foreclosed properties ~~on an ongoing basis is~~are determined using the same ~~information~~ hierarchy used at the point of determining initial fair value. The fair value of our multifamily properties is derived using third-party valuations, including appraisals and broker price opinions. When third-party valuations are not available, we estimate the fair value using the current net operating income of the property and capitalization rates.

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Acquired property is classified ~~as~~within Level 3 of the valuation hierarchy because significant inputs are unobservable.

•

Clarify which methodologies result in disclosure as a non-recurring fair value measurement in your fair value footnote disclosure on page 153. For example, we note that you have classified $33.0 billion of single-family mortgage loans of Fannie Mae held for investment as a nonrecurring fair value measurement, which is substantially lower than the amount of impaired single-family loans as of June 30, 2011.

Our measurement of impairment on an individually impaired loan follows the method that is most consistent with our expectation of recovery of our investment in the loans. For certain individually impaired loans, we measure impairment using a cash flow analysis discounted at the loan’s original effective rate. For individually impaired loans where we expect to recover our investment through probable foreclosure of underlying collateral, we measure impairment based on the fair value of the collateral, reduced by estimated cost to sell. We consider the fair value of collateral to be a non-recurring fair value measurement under the provisions of ASC 820 and therefore we include these measurements in our non-recurring fair value table.

Consequently, the fair value measurement ($33.0 billion) included in the non-recurring fair value measurements table only includes impairments that resulted in a fair value measurement of collateral for the period ended June 30, 2011. As noted above, the non-recurring fair value measurement does not include any impairment amounts resulting from our discounted cash flow methodology.

•

Tell us whether an external third-party valuation for multifamily nonperforming loans is an external appraisal or another valuation. If it is another valuation, please explain the valuation and key inputs/assumptions.

As discussed in the fair value disclosures on page 155 of our Second Quarter 2011 Form 10-Q, the fair value of our multifamily properties is derived using third-party valuations. These third-party valuations include appraisals and independent broker price opinions. We review a sample of third-party appraisals using an internal team of licensed appraisers. Based on this review, we may ask third-party appraisers to consider certain factors that may not have been adequately addressed in the appraisal. These factors may include requests for additional support for assumptions, clarification of methodology utilized, and any additional property and market data to be considered. The third-party appraiser considers these factors in making their final determination of the appraised value. We follow a similar process in our review of third-party broker price opinions.

•	Describe your interpolation method for the fair value of loans that are one to three months delinquent and how you weight the three inputs disclosed on page 150.

We estimate the fair value of loans that are one to three months delinquent by an interpolation method that utilizes the price of a performing loan, the price of a non-performing loan and a delinquency transition rate as inputs in the fair value measurement. The interpolation transition rate is based on the

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historical probability that a one, two and three month delinquent loan will become four or more months delinquent.

For example, assume that the probability that a one month delinquent loan will become four or more months delinquent is 5% and the price of a performing and a nonperforming loan is $100 and $60, respectively. The interpolation methodology applies the transition percentage of 5% to the two prices as follows: Price = ($100* (1-Transition Rate (5%)) + ($60 * Transition Rate (5%)). The resulting price of $98 is used as a fair value measure for the one month delinquent loan.

•	Tell us and revise to disclose how often you obtain updated third-party appraisals for your collateral dependent non-performing loans and foreclosed properties.

Collateral-dependent Loans

We typically determine the fair value of single-family collateral-dependent non-performing loans based on the home price values determined using our proprietary model. We do not typically obtain appraisals or broker price opinions for single-family loans prior to foreclosure. Our proprietary home price model, which is updated on a monthly basis, determines the value of the property using comparable transactions after adjusting for factors including location, time elapsed since the last sale and the condition of comparable property. We determine the fair value of collateral-dependent multifamily loans based on appraisals and broker price opinions. These values are updated on at least an annual basis.

Foreclosed Property

As discussed in our response to Comment 6, we determine the fair value of foreclosed properties using a hierarchy based on the relevance and reliability of fair value measurements obtained through various valuation inputs which includes home price values determined using our proprietary model and third-party appraisals. We only obtain an updated appraisal from a third party if a material change has occurred to the condition of the property or when the property has been taken off the market for an extended period of time.

In other situations, appraisals are kept current using a monthly walk forward process that updates them for any projected change in the value of the property. We update the appraisal value by comparing the month over month difference in our proprietary home price model for that specific property and applying that percentage to the prior month’s property value. If a price is not determinable through our proprietary home model, we use a zip code level home price index to update the appraisal.

We will also enhance our disclosures in the “Acquired Property, Net and Other Assets” sub-section of “Note 19 – Fair Value” in our 2011 Form 10-K in response to the Staff’s comments. See our planned disclosure above in our response to the first bullet of this comment.

•	Describe any adjustments you make to third-party fair value calculations, including those made as a result of outdated appraisals.

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In our response to Comment 6, we describe the adjustments we make to third-party appraisals to keep them current.

Additionally, third-party appraisals are reviewed for reasonableness by an internal team of licensed or certified appraisers. Based on this review, we may make certain adjustments to the comparable sales included in the appraisal. These adjustments are made if we consider the transaction date, location or the type of comparable transactions included in the appraisal not to be representative of our understanding of the market conditions in that area. Based on our historical experience, we may also make adjustments to the repair estimates used in the appraisal to reflect a better estimate of the cost of bringing the property to a saleable condition.

Form 10-Q for the quarterly period ended June 30, 2011

Provision for Credit Losses, page 28

40.	You state that when a TDR is executed the loan status becomes current, but the loan will continue to be classified as a nonperforming loan. Also, we note from Table 13 on page 33 that you have TDRs that are on accrual status, but classified as nonperforming loans. Given the significant increase in TDRs and modifications due to HAMP, please tell us and revise future filings to address the following:

•	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

•

For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you continue to accrue interest, tell us and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

We do not have a significant population of loans that are on accrual status at the time of the troubled debt restructuring, because these arrangements are typically provided to borrowers who are experiencing financial difficulty and are delinquent on their mortgages. Whenever the loss mitigation solution involves a legal modification to the loan’s terms, the borrower is generally subject to a full underwriting process to ensure the borrower has the ability to perform under the restructured terms. In addition, the loan modifications we now perform include a three to four month trial period of performance during which the borrower demonstrates the ability to perform under the loan’s modified terms. The payments during the trial period are typically equal to the payments under the proposed modified terms. If the borrower performs as required during the trial performance period, then the modification agreement will become permanent, and the loan will be returned to accrual status. We accrue interest thereafter in accordance with our interest accrual policy, which we have described in our response to Comment 31 of this letter.

As a related matter, our updated accounting policy for TDR loans in “Note 1 – Summary of Significant Accounting Policies” on page 111 of our Third Quarter 2011 Form 10-Q provides the following incremental discussion regarding the treatment of accrued interest for restructured loans:

We do not currently include principal or past due interest forgiveness as part of our loss mitigation programs, and as a result, we do not charge off any outstanding principal or accrued interest amounts at the time of loan modification. We believe that the loan underwriting activities

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we perform as a part of our loan modification process coupled with the borrower’s successful performance during any required trial period provide us reasonable assurance regarding the collectability of the principal and interest due in accordance with the loan’s modified terms, which include any past due interest amounts that are capitalized at the time of modification. As such, the loan is returned to accrual status when the loan modification is completed (i.e., at the end of the trial period), and we accrue interest thereafter in accordance with our interest accrual policy. If the loan was on nonaccrual status prior to entering the trial period, it remains on nonaccrual status until the borrower demonstrates performance via the trial period and the modification is finalized.

•

To the extent you track the information, please revise future filings to disclose your success/redefault rates for each significant modification program (HAMP versus non-HAMP), highlighting any known trends for the cause of any different success rates.

We discuss our loan workout activities in detail in the “MD&A—Risk Management—Credit Risk Management—Single-Family Mortgage Credit Risk Management—Problem Loan Management—Management of Problem Loans and Loan Workout Metrics” section of our 2010 Form 10-K. We will revise our disclosure that appeared on page 163 of our 2010 Form 10-K substantially as follows in our 2011 Form 10-K in response to the Staff’s comment:

In March 2009, we implemented HAMP, a modification initiative under the Making Home Affordable Program. Intended to be uniform across servicers, HAMP is aimed at helping borrowers whose loan is either currently delinquent or is at imminent risk of default. HAMP modifications can include reduced interest rates, term extensions, and/or principal forbearance to bring the monthly payment down to 31% of the borrower’s gross (pre-tax) income. We require that servicers first evaluate borrowers for eligibility under HAMP before considering other workout options or foreclosure. By design, not all borrowers facing foreclosure will be eligible for a HAMP modification. As a result, we are working with servicers to ensure that borrowers who do not qualify for HAMP or who fail to successfully complete the HAMP required trial period are provided with alternative home retention options or a foreclosure avoidance alternative.

Table X shows the percentage of our loan modifications completed during 2010 and 2009 that were performing at one year post-modification:

	Q4 2010		Q3 2010		Q2 2010		Q1 2010		Q4 2009		Q3 2009		Q2 2009		Q1 2009
HAMP Modifications	x	%	x	%	x	%	x	%	x	%	x	%	N/A	(1)	N/A	(1)
Other Modifications	x	%	x	%	x	%	x	%	x	%	x	%	x	%	x	%

(1)	We implemented HAMP in early 2009, thus did not close a significant number of modifications under this program until the third quarter of 2009

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Table X shows the percentage of our loan modifications completed during 2009 that were performing at two years post-modification:

	Q4 2009		Q3 2009		Q2 2009		Q1 2009
HAMP Modifications	x	%	x	%	N/A	(1)	N/A	(1)
Other Modifications	x	%	x	%	x	%	x	%

(1)	We implemented HAMP in early 2009, thus did not close a significant number of modifications under this program until the third quarter of 2009

Starting June 1, 2010, we began requiring our servicers to verify borrower eligibility and income for HAMP modifications prior to the beginning of the trial period rather than once the trial period has started. This change has led to higher post-modification performance rates. Further, because the proportion of HAMP program modifications that performed subsequent to modification has been greater than our non-HAMP modifications, we began requiring our other modification programs to include trial periods during the second quarter of 2011.

Form 10-Q for the quarterly period ended June 30, 2011

The Capital Markets Group’s Mortgage Portfolio, page 44

41.	We note your disclosure on page 45 that you purchased $36 billion of delinquent loans out of your single-family MBS trusts in the first half of 2011 and that $6.1 billion of delinquent loans remained in the trusts. You also state on page 45 that in July 2011, you purchased $5.1 billion of delinquent loans from your single-family MBS trusts. We also note your disclosure that you consider the following in your decision to purchase delinquent loans from the trusts: market conditions, economic benefit, servicer capacity, and other constraints, including the limit on mortgage assets that we may own pursuant to the senior preferred stock purchase agreement. In an effort for us to fully understand your decision making process for these delinquent loans, please clarify whether you have made any changes regarding your decision to purchase all the delinquent loans from the trust, or whether the time delay in purchasing the delinquent loans as of June 30, 2011 is consistent with your historical approach.

We have not made any significant changes to our criteria for the purchase of loans that are delinquent as to four or more consecutive monthly payments (referred to as “MBS 4+ loans”) from our single-family MBS trusts in 2011. At the end of each month, we identify the entire population of MBS 4+ loans in our single-family MBS trusts. The following month, we purchase all of the MBS 4+ loans that meet our purchase criteria.

We generally purchase all MBS 4+ loans from our single-family MBS trusts other than loans that are in forbearance and certain other miscellaneous categories of loans, such as loans that are in non-consolidated trusts, government loans and loans subject to a repayment plan. For example, in July 2011, we purchased from our single-family MBS trusts $5.1 billion of the $6.1 billion in unpaid principal balance of MBS 4+ loans in those trusts as of June 30, 2011. Approximately $800 million of the $1.0 billion in unpaid principal balance of MBS 4+ loans that we did not purchase out of trust consisted of loans that were in forbearance. The remaining population of approximately $200 million in unpaid principal balance of

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MBS 4+ loans consisted of miscellaneous other categories of loans that do not meet our purchase criteria, such as loans that are in non-consolidated trusts, government loans and loans subject to a repayment plan.

We do not purchase MBS 4+ loans that are in forbearance, unless the purchase is necessary to effect a loss mitigation effort (such as a permanent modification), because it is not economically beneficial to us to purchase these loans from trust. In the past, our practice had been to purchase MBS 4+ loans that were in forbearance from trust; however, we discontinued this practice in August 2010. More detail on this change in our practice is provided in the press release we issued on August 16, 2010 announcing the change (entitled “Fannie Mae Clarifies Unique Hardships and Special Relief Policies”

(http://www.fanniemae.com/mbs/mbs_announcement_081610.jhtml?p=Mortgage-Backed+Securities)).

Form 10-Q for the quarterly period ended June 30, 2011

Credit Profile Summary, page 70

42.	We note your disclosure that refinanced loans, including Refi Plus loans, comprised 77% of your single-family acquisitions in the first half of 2011. Also, the Refi Plus loans have LTV ratios as high as 125% and in some cases lower FICO credit scores than you require, and you do not require primary mortgage insurance or other credit enhancements for the amount in excess of 80% LTV at the time the Refi Plus loans are entered into as is typically required under your charter. Given the high volume of refinance activity in the past two years and the fact that Refi Plus program will continue through June 2012, please tell us and revise to disclose delinquency statistics for refinanced loans and segregate the statistics by Refi Plus loans and other refinance loans with LTVs below 100%.

The table below illustrates the performance as of September 30, 2011 of loans refinanced under the Refi Plus program compared to other refinanced loans and purchase money loans.

Single-Family Conventional Serious Delinquency Rates for Refinanced and Purchase Money Loans

	As of September 30, 2011
	LTV ≤ 80		> 80 LTV ≤ 100		LTV > 100		Total
	Percent of Book Outstanding	Serious Delinquency Rate	Percent of Book Outstanding	Serious Delinquency Rate	Percent of Book Outstanding	Serious Delinquency Rate	Percent of Book Outstanding	Serious Delinquency Rate
Refi Plus Refinanced Loans	5%	0.2%	3%	0.9%	*	1.2%	8%	0.5%
Other Refinanced Loans	55%	3.3%	5%	7.8%	*	7.9%	60%	3.6%
Purchase Money Loans	21%	3.9%	11%	8.7%	*	3.0%	32%	5.6%

Total	81%	3.2%	19%	7.4%	*	1.7%	100%	4.0%

*	Represents less than 1% of the outstanding single-family guaranty book of business.

Consistent with the trends noted in the above table, it has been our experience that refinanced loans generally have a strong credit profile because the borrower has a demonstrated history of payment performance and the act of refinancing indicates a desire to maintain homeownership. In our past filings, we added cautionary language about the future performance of Refi Plus loans because some of these loans have characteristics that may be different than other refinanced loans, such as higher loan-to-value ratios and lower FICO scores, which may impact their ultimate performance. However, our delinquency statistics currently do not show a meaningful divergence in performance for loans refinanced under the Refi Plus program. We note that the Refi Plus program began in 2009 and that these loans are still early in their lifecycle. Typically, delinquencies and credit losses do not peak until later in the loan cycle following origination. For these reasons, in lieu of the above table, we revised our disclosure on page 74 of our Third Quarter 2011 Form 10-Q as follows in response to the Staff’s comment:

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The credit profile of our acquisitions in the first ~~half~~nine months of 2011 was further influenced by our acquisitions of refinanced loans. Refinanced loans, which ~~includes~~include Refi Plus loans, comprised ~~77~~74% of our single-family acquisitions in the first ~~half~~nine months of 2011. Refinanced loans generally have a strong credit profile because refinancing indicates borrowers’ ability to make their mortgage payment and desire to maintain homeownership, but Refi Plus loans, which may have original LTV ratios as high as 125% and in some cases lower FICO credit scores than we generally require, may not ultimately perform as well as traditional refinanced loans. However, it is too early to determine whether the performance of loans with higher risk characteristics refinanced under the Refi Plus program will perform differently from other refinanced loans.

We will continue to monitor the performance of our Refi Plus loans and add their delinquency statistics in future filings if and when they begin to exhibit materially different performance than our other loans.

Form 10-Q for the quarterly period ended June 30, 2011

Loan Workout Metrics, page 74

43.	We note your disclosure on page 75 that both HAMP and non-HAMP modifications now go through a trial period, which initially lowers the number of modifications that become permanent in any particular period. Also, we note that effective June 1, 2010, a full verification of a borrower’s eligibility must be completed by a servicer prior to offering a HAMP trial period plan. Please address the following:

•	Tell us the weighted-average life the borrower remains in the trial period for HAMP and non-HAMP modifications;

•	Tell us and revise to disclose the maximum duration that a loan can continue in a modification trial period before it is cancelled; and

•

Even though the ultimate completion rate for HAMP and non-HAMP modification programs are uncertain, given the time period since the HAMP program has started and the changes made to the program in June 2010, please tell us whether you are now able to disclose the current percentage of loans that entered the HAMP trial period to date that have completed a permanent modification. Additionally, to the extent possible, please also provide the same disclosure for your non-HAMP modification programs.

There is no maximum duration that a loan can continue in a HAMP modification trial period before it is cancelled; however, HAMP guidance directs servicers to cancel or convert trial modifications after three or four monthly payments, depending on the borrower’s circumstances. We do not have the data the Staff requested regarding our HAMP modifications available at this time; however, we will obtain this information and add substantially the following disclosure to our 2011 Form 10-K in response to the Staff’s comment:

HAMP guidance directs servicers to cancel or convert trial modifications after three or four monthly payments, depending on the borrower’s circumstances. The average length of a trial period for HAMP modifications initiated after June 1, 2010, when servicers were required to

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perform a full verification of a borrower’s eligibility prior to offering a HAMP trial period plan, was X months. As of December 31, 2011, X% of our HAMP trial modifications had been converted to permanent HAMP modifications since the inception of the program.

Given that we did not require non-HAMP modifications to include trial periods prior to the second quarter of 2011, we cannot provide meaningful disclosure regarding our experience with these programs at this time.

Form 10-Q for the quarterly period ended June 30, 2011

Mortgage Seller/Servicers, page 81

44.	We note your disclosures on your mortgage repurchase requests to seller/servicers and the risk that if the seller/servicer counterparties fail to fulfill repurchase obligations you could have a significant increase in your credit losses. Also, we note that mortgage insurance rescissions are one reason that you could request a mortgage repurchase from the seller/servicer. Please address the following:

•

Tell us and disclose your credit exposure to seller/servicers who have previously failed to fully perform their repurchase obligations due to lack of financial capacity and how you consider their failure in the allowance for loan losses calculation.

•

Tell us and disclose whether all outstanding mortgage insurance-related repurchase demands as of April 30, 2011 were resolved by September 30, 2011 and what additional remedies you have for those not resolved.

•	Revise to disclose whether there is a concentration in the type of repurchase requests or particular counterparties that have been outstanding more than 120 days.

•	Describe further the financial consequences or stated remedies that you have if a lender fails to meet your repurchase requirements.

In cases where we believe a seller-servicer does not have the financial capacity to honor its contractual obligations to us, we assume that we will not receive any benefit from repurchase demands due to us from such seller-servicer in estimating our allowance for loan losses. Accordingly, as of September 30, 2011, we do not believe that we had any exposure to seller/servicers that lacked the financial capacity to honor their contractual obligations, as we accrued no benefits associated with repurchase demands due to us from these counterparties in estimating our allowance for loan losses.

Not all outstanding mortgage insurance related repurchase demands as of April 30, 2011 were resolved by September 30, 2011. We entered into “tolling agreements” with three of our major lenders that required these lenders to post collateral based on their maximum exposure in exchange for an extension until June 2012 to resolve their outstanding mortgage insurance related repurchase demands. In addition, we provided some of our lenders that did not have a substantial amount of unresolved mortgage insurance related demands an extension until December 2011. One of our mortgage seller/servicers has disputed these demands and accounts for nearly half of these unresolved mortgage insurance related requests.

We continue to aggressively pursue our contractual rights associated with these repurchase requests. If we are unable to resolve these matters to our satisfaction, we may seek additional remedies. Failure by a

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seller/servicer to repurchase a loan or to otherwise make us whole for our losses may result in the imposition of certain sanctions including, but not limited to:

•	requiring the posting of collateral,

•	denying transfer of servicing requests or denying pledged servicing requests,

•	imposing limits on trading desk transactions,

•	imposing compensatory fees,

•	modifying or suspending any contract or agreement with a lender, or

•	suspending or terminating a lender or imposing some other formal sanction on a lender.

If we exhaust all of our efforts to enforce our contractual rights related to repurchase requests, we will not recover the losses we have recognized on the associated loans.

As of September 30, 2011, approximately 48% of our outstanding repurchase requests that had been outstanding for more than 120 days had been made to one of our seller/servicers, compared with 37% as of December 31, 2010.

We revised our disclosure that appeared on pages 81-82 of our Second Quarter 2011 Form 10-Q as follows on pages 87-88 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

Our mortgage seller/servicers are obligated to repurchase loans or foreclosed properties, or reimburse us for losses if the foreclosed property has been sold, under certain circumstances, such as if it is determined that the mortgage loan did not meet our underwriting or eligibility requirements, if loan representations and warranties are violated or if mortgage insurers rescind coverage. We refer to our demands that seller/servicers meet these obligations collectively as “repurchase requests.” The number of our repurchase requests remained high during the first ~~half~~ nine months of 2011. The aggregate unpaid principal balance of loans repurchased by our seller/servicers pursuant to their contractual obligations was approximately $~~4.5~~8.8 billion in the first ~~half~~ nine months of 2011, compared with $~~3.2~~4.7 billion during the first ~~half~~ nine months of 2010. In addition, as of ~~June~~ September 30, 2011, we had $~~9.6~~9.5 billion in outstanding repurchase requests related to loans that had been reviewed for potential breaches of contractual obligations, compared with $5.0 billion as of December 31, 2010. As of ~~June~~ September 30, 2011, approximately ~~52~~45% of our total outstanding repurchase requests had been made to one of our seller/servicers, compared with 41% as of December 31, 2010. As of ~~June~~ September 30, 2011, ~~23~~25% of our outstanding repurchase requests had been outstanding for more than 120 days from either the original ~~loan~~ repurchase request date or, for lenders remitting after the REO is disposed, the date of our final loss determination, compared with 30% as of December 31, 2010. As of September 30, 2011, approximately 48% of our repurchase requests outstanding for more than 120 days had been made to one of our seller/servicers, compared with 37% as of December 31, 2010.

The amount of our outstanding repurchase requests provided above is based on the unpaid principal balance of the loans underlying the repurchase request issued, not the actual amount we have requested from the lenders. In some cases, we allow lenders to remit payment equal to our loss, including imputed interest, on the loan after we have disposed of the REO, which is less than the unpaid principal balance of the loan. As a result, we expect our actual cash receipts relating to these outstanding repurchase requests to be significantly lower than ~~this amount~~ the unpaid principal balance of the loan. In addition, amounts relating to repurchase requests originating from missing documentation or loan files are excluded from the total requests outstanding until the completion of a full underwriting review, once the documents and loan files are received.

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In June 2011, we issued an announcement that (1) reminded lenders of their existing obligations with respect to mortgage insurance; (2) required lenders to report to us mortgage insurance rescissions, mortgage insurer-initiated cancellations, and claim denials; (3) confirmed our repurchase policies with respect to these actions; (4) temporarily extended from 30 to 90 days our timeframe within which lenders must repurchase loans and provided an appeal process; (5) required that all outstanding mortgage insurance-related repurchase demands as of April 30, 2011 be satisfactorily resolved by September 30, 2011; (6) reiterated our process for the redelivery of certain repurchased loans; and (7) reiterated our remedies if a lender fails to meet our repurchase requirements.

Not all outstanding mortgage insurance related repurchase demands as of April 30, 2011 were resolved by September 30, 2011. We entered into “tolling agreements” with three of our major lenders that required these lenders to post collateral based on their maximum exposure in exchange for an extension until June 2012 to resolve their outstanding mortgage insurance related repurchase demands. In addition, we provided some of our lenders that did not have a substantial amount of unresolved mortgage insurance related demands, an extension until December 2011. One of our mortgage seller/servicers has disputed these demands and accounts for nearly half of these unresolved mortgage insurance related requests.

We continue to aggressively pursue our contractual rights associated with these repurchase requests. If we are unable to resolve these matters to our satisfaction, we may seek additional remedies. Failure by a seller/servicer to repurchase a loan or to otherwise make us whole for our losses, may result in the imposition of certain sanctions including, but not limited to:

•	requiring the posting of collateral,

•	denying transfer of servicing requests or denying pledged servicing requests,

•	imposing limits on trading desk transactions,

•	imposing compensatory fees,

•	modifying or suspending any contract or agreement with a lender, or

•	suspending or terminating a lender or imposing some other formal sanction on a lender.

If we are unable to resolve our repurchase requests, either through collection or additional remedies, we will not recover the losses we have recognized from the associated loans.

We continue to work with our mortgage seller/servicers to fulfill outstanding repurchase requests; however, as the volume of repurchase requests increases, the risk increases that affected seller/servicers will not be willing or able to meet the terms of their repurchase obligations and we may be unable to recover on all outstanding loan repurchase obligations resulting from seller/servicers’ breaches of contractual obligations. We expect that the amount of our outstanding repurchase requests will remain high.

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If a significant seller/servicer counterparty, or a number of seller/~~servicer counterparties~~servicers, fails to fulfill its repurchase obligations to us, it could result in a significant increase in our credit losses and have a material adverse effect on our results of operations and financial condition. We ~~expect that the amount of our outstanding repurchase requests will remain high in 2011.~~estimate our allowance for loan losses assuming the benefit of repurchase demands only from those counterparties we determine have the financial capacity to fulfill this obligation. Accordingly, as of September 30, 2011, we do not believe that we have any exposure to seller/servicers that lacked the financial capacity to honor their contractual obligations as we assumed no benefit from repurchase demands due to us from these counterparties in estimating our allowance for loan loss.

Form 10-Q for the quarterly period ended June 30, 2011

Mortgage Insurers, page 82

45.	We note your process for a mortgage insurance claim and that if a mortgage insurer rescinds insurance coverage the initial receivable becomes due from the mortgage seller/servicer. Also, we note that you have a valuation allowance recorded for mortgage insurance claims for defaulted loans that you have not yet received. Please address the following:

•	Tell us and revise to disclose the average percentage of mortgage insurance claims rejected separately between primary mortgage insurance and pool insurance;

•	Tell us whether the mortgage insurer can still rescind once a loan goes into foreclosure; and

•	Tell us the main reasons that your mortgage insurance claims have been denied and whether any relate to a delay in the foreclosure process.

Our seller/servicers and mortgage insurers are not required to inform us of the reasons for which a mortgage insurance claim has been rescinded; however, we believe that mortgage insurers mainly rescind mortgage insurance coverage due to misrepresentations and/or fraud by the seller/servicer or borrower, and we are not aware of any instances where mortgage insurance coverage was rescinded due to a delay in the foreclosure process. Pursuant to the master policies with our mortgage insurers, a mortgage insurer has the right to rescind mortgage insurance coverage at any time due to misrepresentation and/or fraud. Therefore, a mortgage insurer may rescind coverage even after a loan goes into foreclosure.

We do not have the data the Staff requested regarding mortgage insurance rescissions available at this time; however, we will revise our disclosure in our 2011 Form 10-K substantially as follows in response to the Staff’s comment:

Our mortgage insurer counterparties have increased the number of mortgage loans for which they have rescinded coverage. In those cases where mortgage insurance was obtained and the mortgage insurer has rescinded coverage, we generally require the seller/servicer to repurchase the loan or indemnify us against loss. During the year ended December 31, 2011, primary mortgage insurance coverage was rescinded on X% of the claims we made in 2011, compared with X% during the year ended December 31, 2010. Additionally, X% of the pool mortgage insurance claims we made in 2011 resulted in coverage being rescinded during the

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year ended December 31, 2011, compared with X% during the year ended December 31, 2010.

Form 10-Q for the quarterly period ended June 30, 2011

Financial Guarantors, page 85

46.	We note that you are the beneficiary of financial guarantees primarily on your private-label mortgage-related securities and mortgage revenue bonds and that the financial guarantees are considered in your impairment analysis. Also, we note that Ambac Assurance Corporation has failed to repay you for claims under guaranty contracts and you believe one or more of your financial guarantor counterparties will not be able to fully meet their obligation in the future. Please revise future filings to disclose the amount of securities by security type (Alt-A, subprime, etc) covered by financial guarantee, and discuss the credit quality of each guarantor. Separately quantify your exposure to Ambac and the other counterparties you believe may not be able to meet their obligations to you. Also, tell us the impact the financial guarantees had on your impairment analysis for available-for-sale securities at June 30, 2011.

We did not include any benefit from financial guarantees in our impairment analysis for available-for-sale securities at June 30, 2011. Our assessment of creditworthiness determined that we could rely on only one of our guarantors. However, the impairment calculated on the bonds covered by that guarantor was immaterial and therefore no adjustment was made to incorporate the benefit of the guarantee. Since we did not include any benefit from the guarantees in our impairment analysis, we respectfully submit that the additional disclosure requested by the Staff regarding the credit quality of each guarantor and separate quantification of our exposure to the counterparties that we believe may not be able to meet their obligations to us is not material to investors.

We revised our disclosure that appeared on page 85 of our Second Quarter 2011 Form 10-Q as follows on pages 91-92 of our Third Quarter 2011 Form 10-Q in response to the Staff’s comment:

Financial Guarantors

We ~~were~~are the beneficiary of financial guarantees ~~totaling $8.3 billion as of June 30, 2011 and $8.8 billion as of December 31, 2010~~ on non-agency securities held in our investment portfolio ~~or~~and on non-agency securities that have been resecuritized to include a Fannie Mae guaranty and sold to third parties. ~~The securities covered by these guarantees consist primarily of private-label mortgage-related securities and mortgage revenue bonds. We are also the beneficiary of financial guarantees issued by Freddie Mac, the federal government and its agencies included in securities that totaled $31.8 billion as of June 30, 2011 and $25.7 billion as of December 31, 2010.~~ Table 48 displays the total unpaid principal balance of guaranteed non-agency securities in our portfolio as of September 30, 2011, and December 31, 2010.

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Table 48: Unpaid Principal Balance of Financial Guarantees

	As of
	September 30, 2011	December 31, 2010
	(Dollars in millions)
Alt-A private-label securities	$1,356	$1,544
Subprime private-label securities	1,425	1,487
Mortgage revenue bonds	5,003	5,264
Other mortgage-related securities	324	347
Non mortgage-related securities	58	172
Total	$8,166	$8,814

With the exception of Ambac Assurance Corporation (“Ambac”), none of our financial guarantor counterparties has failed to repay us for claims under guaranty contracts. ~~However, based~~Ambac provided coverage on $3.4 billion, or 41%, of our total guarantees, as of September 30, 2011. Based on the stressed financial condition of our financial guarantor counterparties, we believe that all but one ~~or more~~ of our other financial guarantor counterparties may not be able to fully meet their obligations to us in the future. We model our securities without assuming the benefit of financial guarantees. We then adjust results for those external financial guarantees from guarantors that we determine are creditworthy~~. For additional discussions of our model methodology and key inputs used to estimate other-than-temporary impairment see “Note 5, Investments in Securities.”~~, although we continue to seek collection of any amounts due to us from all counterparties. As of September 30, 2011, when modeling our securities for impairments we did not assume the benefit of external financial guarantees from any counterparty.

We are also the beneficiary of financial guarantees included in securities issued by Freddie Mac, the federal government and its agencies that totaled $32.6 billion as of September 30, 2011 and $25.7 billion as of December 31, 2010.

Form 10-Q for the quarterly period ended June 30, 2011

Notes to Consolidated Financial Statements, page 96

Note 3. Mortgage Loans, page 107

47.	We note your recorded investments in loans over 90 days delinquent and accruing interest and nonaccrual loans presented here are different from the amounts included in Table 13 on page 33. Please reconcile the difference between these recorded investments both at June 30, 2011 and December 31, 2010 and revise future filings to present consistent amounts or provide disclosure highlighting the differences in the calculation. Also, reconcile the difference between the nonperforming loans balance reported in Table 5 on page 12 with the amount presented in Table 13 on page 33.

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Differences in amounts reflected in Table 13 and in “Note 3 – Mortgage Loans” (pages 33 and 107 of our Second Quarter 2011 Form 10-Q)

Loans over 90 days delinquent and accruing interest

The following is a reconciliation of the loans over 90 days delinquent and accruing interest per Table 13 on page 33 to the amount shown in “Note 3 – Mortgage Loans” on page 107 of our Second Quarter 2011 Form 10-Q as of June 30, 2011 and December 31, 2010:

	Loans over 90 days delinquent and accruing interest
	As of
	June 30, 2011	December 31, 2010
	(dollars in millions)
Amount per mortgage loans aging table in Note 3	$536	$594
Add:
Held-for-sale loans	60	140
Fair value option loans	162	162

Amount per nonperforming loans Table 13	$758	$896

We prepared the table found on page 107 of our Second Quarter Form 10-Q based on the guidance in ASC 310-10-50-7(a) and (b). As such, we exclude loans for which we have elected the fair value option and loans that we have designated as held-for-sale from the table shown in Note 3 as prescribed by this guidance.

In contrast, we prepared Table 13 on page 33 of our Second Quarter Form 10-Q based on the guidance of Guide 3 Item III.C.1.(a) and (b), which also prescribes that we disclose the aggregate amount of loans accounted for on a nonaccrual basis and accruing loans which are contractually past due for 90 days or more. Because the instructions to this item state that no loan shall be excluded from the amounts presented, we have included loans classified as held-for-sale and loans for which we have elected the fair value option in this table.

Nonaccrual loans

The following is a reconciliation of nonaccrual loans per Table 13 on page 33 to the amount shown in “Note 3 – Mortgage Loans” as of June 30, 2011 and December 31, 2010:

	Nonaccrual loans
	As of
	June 30, 2011	December 31, 2010
	(dollars in millions)
Amount per mortgage loans aging table in Note 3	$150,841	$170,358
Add:
Fair value option loans	396	428
FAS 114 Impairment	(17,352)	(18,030)

Amount per nonperforming loans Table 13	$133,885	$152,756

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We prepared the table found on page 107 of our Second Quarter Form 10-Q based on the guidance in ASC 310-10-50-7(a) and (b). As such, we exclude loans for which we have elected the fair value option from the table shown in Note 3 as prescribed by this guidance.

We prepared Table 13 on page 33 of our Second Quarter Form 10-Q based on the guidance of Guide 3 Item III.C.1.(a) and (b), which also prescribes that we disclose the aggregate amount of loans accounted for on a nonaccrual basis and accruing loans which are contractually past due for 90 days or more. Because the instructions to this item state that no loan shall be excluded from the amounts presented, we have included loans classified as held-for-sale and loans for which we have elected the fair value option in this table. Further, because the instructions to this table prescribe that we display the aggregate amount of loans in each category, we have also concluded that it is appropriate to include the valuation allowances calculated on any loans on an individual basis in this table.

We noted on page 107 of our Second Quarter 2011 Form 10-Q that the table includes “our HFI mortgage loans, excluding loans for which we have elected the fair value option.” To highlight the differences in these two tables, we also revised our disclosure on page 35 of our Third Quarter 2011 Form 10-Q as follows in response to the Staff’s comment:

The composition of our nonperforming loans is shown in Table ~~13.~~14, which is based on the carrying value of both our single-family and multifamily held-for-investment and held-for-sale mortgage loans. For individually impaired loans, the amount displayed is net of any impairment amount. For information on the impact of TDRs and other individually impaired loans on our allowance for loan losses, see “Note 3, Mortgage Loans.”

In addition, we will revise the nonperforming loans table to present the amount of the allowance for loan losses related to these loans on a gross basis in our 2011 Form 10-K in substantially the following form:

Table X: Nonperforming Single-Family and Multifamily Loans

As of December 31
	2011		2010		2009		2008		2007
(dollars in millions)
On-balance sheet nonperforming loans including loans in consolidated Fannie Mae MBS trusts:	$	X	$	X	$	X	$	X	$	X
Nonaccrual loans		X		X		X		X		X
Troubled debt restructurings on accrual status(1)		X		X		X		X		X

Total on-balance sheet nonperforming loans:		X		X		X		X		X

Less: allowance for loan losses for nonperforming loans		X		X		X		X		X

Off-balance sheet nonperforming loans in unconsolidated Fannie Mae MBS trusts(2)		X		X		X		X		X

Total nonperforming loans, net of allowance for loan losses	$	X	$	X	$	X	$	X	$	X

Accruing on-balance sheet loans past due 90 days or more(3)	$	X	$	X	$	X	$	X	$	X

(1)	Includes HomeSaver Advance first-lien loans on accrual status

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(2)	Represents loans that would meet our criteria for nonaccrual status if the loans had been on-balance sheet
(3)

Recorded investment in loans as of the end of each period that are 90 days or more past due and continue to accrue interest. The majority of this amount consists of loans insured or guaranteed by the U.S. government and loans where we have recourse against the seller in the event of a default.

Differences in amounts reflected in Table 5 and Table 13 (pages 12 and 33 of our Second Quarter 2011 Form 10-Q)

The difference between the balances of nonperforming loans in Table 5 and Table 13 of our Second Quarter 2011 Form 10-Q is that Table 5 only contains single-family related amounts, while Table 13 contains both single-family and multifamily related amounts. We respectfully submit that no further disclosure is required in future filings to highlight this difference, as Table 5 is labeled “Credit Statistics, Single-Family Guaranty Book of Business” while Table 13 is labeled “Nonperforming Single-Family and Multifamily Loans.” As requested, below is a reconciliation of these amounts as of both June 30, 2011 and December 31, 2010:

	Nonperforming loans
	As of
	June 30, 2011	December 31, 2010
	(dollars in millions)
Single-Family Nonperforming Loans (Table 5)	$200,793	$212,858
Multifamily Nonperforming Loans	1,759	1,894

Single-Family and Multifamily Nonperforming Loans (Table 13)	$202,552	$214,752

Form 10-Q for the quarterly period ended June 30, 2011

Notes to Consolidated Financial Statements, page 96

Note 4. Allowance for Loan Losses, page 112

48.	We note your roll forwards of the allowance for loan losses separated between “Of Fannie Mae” and “Of Consolidated Trusts.” Please respond to the following:

•

In light of the fact that you purchase delinquent loans out of the trusts after they are four months past due, please tell us and expand your footnote disclosures to discuss why the “Of Consolidated Trusts” has a balance for charge-offs, as well as a balance for recoveries.

Because our right to purchase delinquent loans from our MBS trusts is optional, we may from time to time reassess and revise our delinquent loan purchase policy due to economic, market, operational, and regulatory constraints, and may choose to alter our selection criteria for the delinquent loans we purchase from our MBS trusts. During 2010, we determined that when delinquent loans are in forbearance, including forbearances granted under our Unique Hardships or Special Relief Policies, we will not exercise our option to purchase those loans from MBS trusts during the forbearance period, unless the purchase is necessary to effect some other loss mitigation effort (such as a permanent modification) that is not permitted while the loan remains in the MBS trust. The charge-off amount in the “Of consolidated trusts” column represents the charge-off of those delinquent loans that remained in the trust until liquidation. The recovery amount represents recoveries of amounts previously charged-off, and is

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recorded consistently with the related charge-off. If the loan was recorded as a charge-off for loans of consolidated trusts, then any subsequent recovery related to that loan is recorded in the recoveries line in the “Of consolidated trusts” column.

We revised our table of changes in the allowance for loan losses on pages 126-128 of our Third Quarter 2011 Form 10-Q to include the following footnote in response to the Staff’s comment.

Charge-offs (1)(6)

(6) While we purchase the substantial majority of loans that are four or more months delinquent from our MBS trusts, we do not exercise this option to purchase loans during a forbearance period. Accordingly, charge-offs of consolidated trusts generally represent loans that remained in our consolidated trusts at the time of default.

•	Please provide further clarification on what the “net reclassifications” line item represents and why it doesn’t offset to zero between the two columns.

We prepare the roll forward of our allowance for loan losses such that the beginning and ending balances agree to the allowance for loan losses, which represents our valuation allowance for loans that are held for investment as presented on our consolidated balance sheets. The balance of loans held for investment excludes other receivables that are related to the mortgage loans, such as accrued interest receivable and preforeclosure property tax and insurance receivables from borrowers (a component of other assets), and are presented net of any associated valuation allowance in our consolidated balance sheets. These receivables are assessed for collectability and charged off in a similar manner as the mortgage loans to which they relate.

The provision for credit losses and charge-offs, recovery, and transfer activity included in this table reflects all changes for both the allowance for loan losses and the valuation allowances for these other loan-related receivables on a gross basis. As a result, we reflected the net activity of the valuation allowances for accrued interest and preforeclosure property taxes and insurance as a reclassification.

We revised our table of changes in the allowance for loan losses on pages 126-128 of our Third Quarter 2011 Form 10-Q to include the following footnote in response to the Staff’s comment.

~~Net reclassifications~~ Other (3)

(3) ~~Represents reclassification of amounts recorded in provision for loan losses and charge-offs that relate to allowances for accrued interest receivable and preforeclosure property taxes and insurance receivable from borrowers.~~ Amounts represent the net activity recorded in our allowances for accrued interest receivable and preforeclosure property taxes and insurance receivable from borrowers. The provision for credit losses, charge-offs, recoveries and transfer activity included in this table reflects all changes for both the allowance for loan losses and the valuation allowances for accrued interest and preforeclosure property taxes and insurance receivable that relate to the mortgage loans.

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*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 202-752-7262.

Sincerely,

/s/ Susan R. McFarland

Susan R. McFarland

Executive Vice President and Chief Financial Officer

cc:	Timothy J. Mayopoulos

Chief Administrative Officer, General Counsel and Corporate Secretary, Fannie Mae

Gregory A. Fink

Senior Vice President and Controller, Fannie Mae

Martin Dunn, O’Melveny & Myers, LLP

G. Scott Lesmes, O’Melveny & Myers, LLP

Confidential Treatment Requested by Fannie Mae

FM-0068